UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2010
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	888,889 fully paid ordinary share

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary share issued pursuant to equity line of credit arrangement

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	$0.009 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised will be used for working capital to continue the development and testing of the Company’s current products and to develop and deliver Metal Storm systems under recent contract awards.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 August 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,222,136,953 107,602,756 32,367,720 27,858,254	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	55,943,328	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	5 August 2010

(~~Director~~ / Company Secretary)

Print name:	PR Wetzig

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 5 August 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	33,390,767
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		55,943,328

METAL STORM LIMITED ACN 064 270 006 Notice under Section 708A(5)(e) of the Corporations Act
Brisbane, Australia — Wednesday, 5 August 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited (Company) proposes to issue 888,889 fully paid ordinary shares (Shares) pursuant to an equity line of credit facility agreement.
The Company relies on case 1 in section 708A (5) of the Corporations Act 2001 (Act) in respect of the issue of the Shares.
The Company gives notice under paragraph (5)(e) of section 708A of the Act that:
1.	The Company issued the Shares without disclosure to the investor under Part 6D.2 of the Act;

2.	As at the date of this notice the Company has complied with:
a.	The provisions of Chapter 2M of the Act (as applicable to the Company); and

b.	Section 674 of the Act; and
3.	As at the date of this notice there is no excluded information (as defined in section 708A (7) of the Act) which is required to be disclosed by the Company.
This notice is given pursuant to a resolution of Directors.
For and on behalf of the Board of Directors of
METAL STORM LIMITED
PETER R WETZIG
Company Secretary

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006 Senior Australian Defence Force Personnel Firing Demonstration
Brisbane, Australia — 6 August 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm is pleased to advise that on 23rd July 2010 it hosted a live firing demonstration and briefing for Air Vice-Marshal Jack Plenty AM, Major General John Caligari DSC AM, and Mr Norbert Burman.
Air Vice-Marshal Plenty is the Head of Capability Systems Division for the Australian Defence Force (ADF).
Major General Caligari is the Head — Modernisation and Strategic Plans — Army, and leads strategic planning and the modernisation of Army’s capability.
Mr Norbert Burman is a senior scientist with the Defence Science and Technology Organisation (DSTO).
The full day visit included live rapid-fire demonstrations of the Metal Storm 3GL 3 shot semi-automatic grenade launcher, and a tour of the Company’s engineering & test facilities.
Air Vice-Marshal Plenty said that he was impressed by the latest weapons development and that the firepower/weight ratio of weapons was where the future of small arms lay.
“The new capability of the latest Metal Storm weapons is something I wanted to be fully briefed on as Head Capability Systems”, he said.
Metal Storm CEO Dr Lee Finniear welcomed the visit.
“The ADF is important to Metal Storm both as a potential user and as a potential partner”, he said. “We are grateful for the time and attention of such senior ADF officers and for their positive feedback. The visit met Metal Storm’s objective and advances the relationship between Metal Storm and the ADF”.
-Ends-
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be

Metal Storm Limited
ACN 064 270 006
deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 351,571 fully paid ordinary shares 2. 805 fully paid ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Fully paid ordinary shares issued pursuant to exercise of unquoted options 2. Fully paid ordinary shares issued pursuant to exercise of quoted options

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
1. Yes 2. Yes

5	Issue price or consideration	1. $0.001 per share 2. $0.15 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Upon exercise of unquoted options 2. Upon exercise of quoted options

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 5 August 2010 2. 9 August 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,222,489,329 107,602,756 32,367,720 27,857,449	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	55,591,757	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	12 August 2010

(~~Director~~ / Company Secretary)

Print name:	PR Wetzig

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 11 August 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	33,039,196
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		55,591,757

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,666,667 fully paid ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary share issued pursuant to equity line of credit arrangement

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	$0.009 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised will be used for working capital to continue the development and testing of the Company’s current products and to develop and deliver Metal Storm systems under recent contract awards.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 August 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,239,155,996 107,602,756 32,367,720 27,857,449	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	55,591,757	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	12 August 2010

(~~Director~~ / Company Secretary)

Print name:	PR Wetzig

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 12 August 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	33,039,196
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		55,591,757

METAL STORM LIMITED ACN 064 270 006 Notice under Section 708A(5)(e) of the Corporations Act
Brisbane, Australia — Thursday, 12 August 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited (Company) proposes to issue 16,666,667 fully paid ordinary shares (Shares) pursuant to an equity line of credit facility agreement.
The Company relies on case 1 in section 708A (5) of the Corporations Act 2001 (Act) in respect of the issue of the Shares.
The Company gives notice under paragraph (5)(e) of section 708A of the Act that:
1.	The Company issued the Shares without disclosure to the investor under Part 6D.2 of the Act;

2.	As at the date of this notice the Company has complied with:
a.	The provisions of Chapter 2M of the Act (as applicable to the Company); and

b.	Section 674 of the Act; and
3.	As at the date of this notice there is no excluded information (as defined in section 708A (7) of the Act) which is required to be disclosed by the Company.
This notice is given pursuant to a resolution of Directors.
For and on behalf of the Board of Directors of
METAL STORM LIMITED

PETER R WETZIG
Company Secretary

METAL STORM LIMITED
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To: Company Name/ Scheme	Metal Storm Limited
ACN/ARSN	064 270 006
1. Details of substantial holder(1)

Name	James Michael O’Dwyer

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	12/08/2010

The previous notice was given to the company on	20/04/2010

The previous notice was dated	20/04/2010
2. Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	80,698,954	7.54%	80,698,954	6.51%
3. Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person’s votes affected
22/04/2010	James Michael O’Dwyer	Dilution from issue of 21,428 Ordinary shares on exercise of Unquoted options.	Nil	80,698,954 Ordinary shares	80,698,954
30/04/2010	James Michael O’Dwyer	Dilution from issue of 14,285,714 Ordinary shares pursuant to a subscription agreement.	Nil	80,698,954 Ordinary shares	80,698,954
10/05/2010	James Michael O’Dwyer	Dilution from issue of 20,550 Ordinary shares on exercise of Unquoted options.	Nil	80,698,954 Ordinary shares	80,698,954
17/05/2010	James Michael O’Dwyer	Dilution from issue of 1. 33,333,333 Ordinary shares pursuant to a subscription agreement. 2. 3,655,944 Ordinary shares issued pursuant to the GEM facility agreement approved by Shareholders on 4 Mar 2010. 3. 561 Ordinary shares issued on exercise of quoted options.	Nil	80,698,954 Ordinary shares	80,698,954
25/05/2010	James Michael O’Dwyer	Dilution from issue of 1. 1,931,152 Ordinary shares issued to employees pursuant to shareholder resolution on 21/05/2010. 2. 5,864 Ordinary shares issued on exercise of quoted options.	Nil	80,698,954 Ordinary shares	80,698,954

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person’s votes affected
28/05/2010	James Michael O’Dwyer	Dilution from issue of 1,235 Ordinary shares on exercise of quoted options.	Nil	80,698,954 Ordinary shares	80,698,954
31/05/2010	James Michael O’Dwyer	Dilution from issue of 1. 177 Fully paid Ordinary shares issued on exercise of quoted options. 2. 3,095 Fully paid Ordinary shares issued on exercise of quoted options. 3. 3,571,428 Fully paid Ordinary shares issued on exercise of quoted options.	Nil	80,698,954 Ordinary shares	80,698,954
04/06/2010	James Michael O’Dwyer	Dilution from issue of 1,141 Ordinary shares on exercise of quoted options.	Nil	80,698,954 Ordinary shares	80,698,954
09/06/2010	James Michael O’Dwyer	Dilution from issue of 40 fully paid Ordinary shares on exercise of quoted options.	Nil	80,698,954 Ordinary shares	80,698,954
16/06/2010	James Michael O’Dwyer	Dilution from issue of 63,771 fully paid Ordinary shares on exercise of unquoted options.	Nil	80,698,954 Ordinary shares	80,698,954
21/06/2010	James Michael O’Dwyer	Dilution from issue of 94 fully paid Ordinary shares on conversion of quoted options.	Nil	80,698,954 Ordinary shares	80,698,954
24/06/2010	James Michael O’Dwyer	Dilution from issue of 1. 125 fully paid Ordinary shares pursuant to exercise of quoted options. 2. 15,306,122 Ordinary shares issued pursuant to a subscription agreement.	Nil	80,698,954 Ordinary shares	80,698,954
25/06/2010	James Michael O’Dwyer	Dilution from issue of 10,204,081 fully paid Ordinary shares issued pursuant to a subscription agreement.	Nil	80,698,954 Ordinary shares	80,698,954
29/06/2010	James Michael O’Dwyer	Dilution from issue of 3,601,224 Fully paid ordinary shares issued pursuant to exercise of unlisted options.	Nil	80,698,954 Ordinary shares	80,698,954
30/06/2010	James Michael O’Dwyer	Dilution from issue of 20,636,715 Fully paid ordinary shares issued pursuant to a line of credit agreement.	Nil	80,698,954 Ordinary shares	80,698,954
01/07/2010	James Michael O’Dwyer	Dilution from issue of 17,719,298 Fully paid ordinary shares issued pursuant to an Equity line of Credit agreement.	Nil	80,698,954 Ordinary shares	80,698,954
02/07/2010	James Michael O’Dwyer	Dilution from the issue of 5,246,262 Fully paid ordinary shares issued on the conversion of 388,612 quoted interest bearing convertible notes.	Nil	80,698,954 Ordinary shares	80,698,954
20/07/2010	James Michael O’Dwyer	Dilution from issue of 1. 200,986 fully paid Ordinary shares pursuant to exercise of unquoted options. 2. 22,100,122 fully paid Ordinary shares issued pursuant to equity line of credit agreement.	Nil	80,698,954 Ordinary shares	80,698,954
23/07/2010	James Michael O’Dwyer	Dilution from issue of 287,956 fully paid Ordinary shares issued pursuant to exercise of unquoted options.	Nil	80,698,954 Ordinary shares	80,698,954
28/07/2010	James Michael O’Dwyer	Dilution from issue of 1. 3,277 fully paid Ordinary shares pursuant to exercise of quoted options. 2. 1,469 fully paid Ordinary shares pursuant to exercise of unquoted options.	Nil	80,698,954 Ordinary shares	80,698,954
02/08/2010	James Michael O’Dwyer	Dilution from issue of 1,870 fully paid Ordinary shares issued pursuant to exercise of quoted options.	Nil	80,698,954 Ordinary shares	80,698,954
03/08/2010	James Michael O’Dwyer	Dilution from issue of 1 fully paid Ordinary share issued pursuant to exercise of a quoted options.	Nil	80,698,954 Ordinary shares	80,698,954
05/08/2010	James Michael O’Dwyer	Dilution from issue of 888,889 Fully paid ordinary shares issued pursuant to an equity line of credit agreement.	Nil	80,698,954 Ordinary shares	80,698,954
12/08/2010	James Michael O’Dwyer	Dilution from issue of 16,666,667 Fully paid ordinary shares issued pursuant to an equity line of credit agreement.	Nil	80,698,954 Ordinary shares	80,698,954

====================================================================================================================================

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person’s votes affected
12/08/2010	James Michael O’Dwyer	Dilution from issue of 1. 351,571 fully paid Ordinary shares pursuant to exercise of unquoted options. 2. 805 fully paid Ordinary shares pursuant to exercise of quoted options.	Nil	80,698,954 Ordinary shares	80,698,954
4. Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person’s votes
James Michael O’Dwyer	James Michael O’Dwyer	James Michael O’Dwyer	Registered holder of shares	57,011,770 ordinary shares	57,011,770
O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	Registered holder of shares	23,687,184 ordinary shares	23,687,184
5. Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Nil
6. Addresses
The addresses of the person named in this form are as follows:

Name	Address
James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane
O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name	James Michael O’Dwyer	capacity

sign here		date 16/08/2010

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:

(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	145,360 fully paid ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary share issued pursuant to exercise of unquoted options

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	$0.001 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to exercise of unquoted options

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 August 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,239,301,356 107,602,756 32,367,720 27,857,449	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	55,446,397	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	16 August 2010

(~~Director~~ / Company Secretary)

Print name:	PR Wetzig

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 13 August 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	32,893,936
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		55,446,397

Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra Qld 4076 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
17 August 2010
[Insert name of Ineligible Shareholder]
[Insert address of Ineligible Shareholder]
Dear Shareholder
Metal Storm Limited Offer — notice to Ineligible Shareholders
Metal Storm Limited (Metal Storm) is in the process of conducting a pro rata non-renounceable rights issue to raise up to A$3.1 million (Offer). Metal Storm announced the Offer to ASX and lodged the prospectus for the Offer (Prospectus) with ASIC on 3 August 2010. The Offer is not underwritten.
Under the Offer, new ordinary Metal Storm shares (New Shares) are being offered at an issue price of A$0.01 per New Share. Eligible Shareholders that participate in the Offer will be issued three new options for every New Share allotted for no additional consideration (New Options).
The purpose of this letter is to advise you that, as you do not satisfy the eligibility criteria for participating in the Offer, you will not be sent a copy of the Prospectus and Metal Storm will not be extending the Offer to you.
Details about the eligibility criteria for the Offer are set out below:

Who will be eligible to participate in the Offer?	Shareholders who are eligible to participate in the Offer (Eligible Shareholders) are shareholders who:
were registered as a Metal Storm Limited shareholder as at 7.00 pm (AEST) on 11 August 2010 (Record Date); have a registered address in Australia, New Zealand or Singapore; and are not in the United States and are not “US persons” (as defined under Regulation S under the United States Securities Act of 1933, as amended) (US Persons) and are not acting for the account or benefit of US Persons; and are eligible under all applicable securities laws to receive an offer under the Offer.
U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Metal Storm Limited

Why are there	There are restrictions on eligibility because of:
restrictions on eligibility?	the legal limitations in some countries; the relatively small number of shareholders in some countries; the small number of shares those shareholders hold; and the potential cost of complying with regulatory requirements in those countries.

Metal Storm has determined in accordance with ASX Listing Rule 7.7.1(a) that it would be unreasonable to make offers to shareholders in all countries in connection with the Offer.

Do you need to do anything?	You are not required to do anything in response to this letter.
This letter is to inform you about the Offer, the details of which are provided below. It is not an offer to issue securities to you, nor an invitation for you to apply for securities under the Offer.

Questions	If you have any questions in relation to the Offer and this letter, please seek professional advice or contact the Metal Storm Offer Information Line on 1300 552 270 (from within Australia) or +61 3 9415 4000 (from outside Australia).
Offer details
The Offer is being made by Metal Storm in accordance with section 713 of the Corporations Act 2001 (Cth).
The Offer is being made to Eligible Shareholders, as outlined above, on the basis of one New Share at an issue price of A$0.01 per New Share, together with three New Options, for every four shares held at 7.00 pm (AEST) on the Record Date.
Eligible Shareholders will also be able to apply for New Shares in excess of their entitlement at the same issue price of A$0.01 per New Share (Additional New Shares). If the Offer is oversubscribed, applications for Additional New Shares may be scaled back in whole or part. Like the issue of New Options to Eligible Shareholders that subscribe for New Shares under the Offer, Eligible Shareholders that apply for Additional New Shares will be issued three New Options for every Additional New Share allotted for no additional consideration.
Yours faithfully
Peter R Wetzig
Company Secretary

METAL STORM LIMITED ACN 064 270 006 Metal Storm dispatches Rights Issue Prospectus to eligible shareholders
Brisbane, Australia — Tuesday, 17 August 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited advises, pursuant to Listing Rule 3.17, that the Rights Issue Prospectus, released to the market on 3 August 2010, was dispatched to eligible shareholders today.
END
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED A.C.N. 064 270 006 METAL STORM LIMITED — RESOLUTIONS PASSED AT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
BRISBANE, AUSTRALIA — 19 August 2010 — Metal Storm Limited (ASX trading code: MST, OTC symbol MTSXY) announces the resolutions passed at the company’s Extraordinary General Meeting of Shareholders, held in Brisbane today.
SPECIAL BUSINESS
1	Approval of issue of Shares to Dutchess under Line Agreement

That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of the following Shares to Dutchess or its nominee in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement:
(a)	up to 260,000,000 Shares at an issue price determined in the manner set out in the Explanatory Statement; and

(b)	Shares in connection with payment of the Second Tranche Commitment Fee at an issue price determined in the manner set out in the Explanatory Statement.
Proxies to vote for 111,971,302 Proxies to vote against 2,885,732 Proxies to abstain 456,892 Proxies to vote at the proxy’s discretion 8,269,954

This resolution was decided by a show of hands.

2	Approval of previous issue of Shares to Dutchess under Line Agreement

That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of the following Shares to Dutchess, in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement, be authorised and approved:
(a)	20,636,715 Shares in connection with payment of the First Tranche Commitment Fee; and

(b)	10,989,011 Shares at an issue price of $0.0091 in connection with the first Investment Notice issued to Dutchess under the Line Agreement.
Proxies to vote for 112,702,958 Proxies to vote against 2,071,607 Proxies to abstain 506,892 Proxies to vote at the proxy’s discretion 8,302,423

This resolution was decided by a show of hands.

1

3.	Approval of issue of shares to Empire Equity

That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 33,333,333 Shares to Empire Equity at an issue price of $0.0081, details of which are set out in the Explanatory Statement, be authorised and approved

Proxies to vote for 112,722,208 Proxies to vote against 2,100,857 Proxies to abstain 476,892 Proxies to vote at the proxy’s discretion 8,283,923

This resolution was decided by a show of hands.

4.	Approval of issue of securities to Andrew Doyle

That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 29,591,836 Shares at the issue prices set out in the Explanatory Statement and 6,632,652 Unquoted Options for nil consideration to Andrew Doyle, details of which are set out in the Explanatory Statement, be authorised and approved.

Proxies to vote for 85,486,802 Proxies to vote against 5,945,233 Proxies to abstain 516,892, Proxies to vote at the proxy’s discretion 8,269,954

This resolution was decided by a show of hands.

5.	Approval of previous issue of securities to Malco (PNG) Limited

That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 10,204,122 Shares at an issue price of $0.0098 and 2,040,816 Unquoted Options for nil consideration to Malco (PNG) Limited, details of which are set out in the Explanatory Statement, be authorised and approved.

Proxies to vote for 109,477,030 Proxies to vote against 5,536,415 Proxies to abstain 300,481 Proxies to vote at the proxy’s discretion 8,269,954

This resolution was decided by a show of hands.

6.	Approval of issue of Doyle Options to Andrew Doyle

That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of 101,062,425 Doyle Options for nil consideration to Andrew Doyle, details of which are set out in the Explanatory Statement.

Proxies to vote for 82,275,449 Proxies to vote against 9,057,779 Proxies to abstain 615,699 Proxies to vote at the proxy’s discretion 8,269,954

This resolution was decided by a show of hands.
-Ends-

2

Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

3

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Unquoted Options 2. Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 4,166,625 unquoted options 2. 21,978,022 fully paid ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
1.   Unquoted options with exercise price $0.001 expiring 24 September 2012, issued pursuant to shareholder approval on 19 August 2010,

2.   Fully paid ordinary share issued pursuant to equity line of credit arrangement as approved by shareholders on 19 August 2010

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
1. Yes 2. Yes

5	Issue price or consideration	1. Nil 2. 0.09 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
1.   Issued pursuant to line of credit arrangement

2.   The funds raised will be used for working capital to continue the development and testing of the Company’s current products and to develop and deliver Metal Storm systems under recent contract awards.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 19 August 2010 2. 20 August 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,261,279,378 107,602,756 32,367,720 27,857,449	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	59,613,022	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue Announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	20 August 2010

(~~Director~~ / Company Secretary)

Print name:	PR Wetzig

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 19 August 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	37,060,461
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		59,613,022

METAL STORM LIMITED ACN 064 270 006 Notice under Section 708A(5)(e) of the Corporations Act
Brisbane, Australia — Friday, 20 August 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Following shareholder approval yesterday, Metal Storm Limited (Company) proposes to issue 21,978,022 fully paid ordinary shares (Shares) pursuant to an equity line of credit facility agreement.
The Company relies on case 1 in section 708A (5) of the Corporations Act 2001 (Act) in respect of the issue of the Shares.
The Company gives notice under paragraph (5)(e) of section 708A of the Act that:
1.	The Company issued the Shares without disclosure to the investor under Part 6D.2 of the Act;

2.	As at the date of this notice the Company has complied with:
a.	The provisions of Chapter 2M of the Act (as applicable to the Company); and

b.	Section 674 of the Act; and
3.	As at the date of this notice there is no excluded information (as defined in section 708A (7) of the Act) which is required to be disclosed by the Company.
This notice is given pursuant to a resolution of Directors.
For and on behalf of the Board of Directors of
METAL STORM LIMITED

PETER R WETZIG
Company Secretary

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unquoted Options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	101,062,425 unquoted options

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Unquoted options with exercise price $0.018 expiring 23 February 2012, issued pursuant to shareholder approval on 19 August 2010,

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to a subscription agreement

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 August 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,261,279,378 107,602,756 32,367,720 27,857,449	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	160,675,447	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	24 August 2010

(~~Director~~ / Company Secretary)

Print name:	PR Wetzig

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 23 August 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
23 Feb 12	$0.018	101,062,425
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	37,060,461
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		160,675,447

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,870 fully paid ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued pursuant to exercise of quoted options

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	$0.15 per share pursuant to terms of options

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Upon exercise of options

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 July 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,221,248,063 107,602,756 32,367,720 27,858,255	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	55,943,328	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	2 August 2010

(~~Director~~ / Company Secretary)

Print name:	PR Wetzig

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 30 July 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	33,390,767
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		55,943,328

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1 fully paid ordinary share

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary share issued pursuant to exercise of a quoted option

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	$0.15 per share pursuant to terms of options

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Upon exercise of option

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 August 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,221,248,064 107,602,756 32,367,720 27,858,254	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	55,943,328	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	3 August 2010

(~~Director~~ / Company Secretary)

Print name:	PR Wetzig

+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 2 August 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	33,390,767
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		55,943,328

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary shares 2. Unquoted options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued
1.   305,311,549 ordinary shares

2.   915,934,647 unquoted options

This is the maximum number of securities that may be issued pursuant to the terms and conditions of the prospectus released to market on 3 August 2010.

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
1.   Fully paid ordinary shares

2.   Exercise price: $0.015

Exercisable at any time up to expiry date.

Expiry date: three years from the date of issue

Each option entitles the holder to be issued 1 fully paid ordinary share upon payment of the exercise price.

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•   the date from which they do

•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
1. Yes 2. No — will not be quoted securities

5	Issue price or consideration	1. $0.01 per share 2. Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The funds raised will be used for working capital to continue the development and testing of the Company’s current products and to develop and deliver Metal Storm systems under recent US Military contract awards. The funds will also allow the Company to reduce its reliance on the Company’s new equity line of credit with Dutchess Opportunity Fund II LP announced on 22 June 2010, at least in the short term.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Expected to be on or about 8 September 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,221,248,063 107,602,756 32,367,720 27,858,255	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	55,943,328	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?	No

12	Is the issue renounceable or non-renounceable?	Non-renounceable

13	Ratio in which the +securities will be offered	1:4

14	+Class of +securities to which the offer relates	Ordinary shares

15	+Record date to determine entitlements	11 August 2010

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?	No

17	Policy for deciding entitlements in relation to fractions	Rounded up to nearest whole number

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

	Cross reference: rule 7.7.	All countries other than Australia, New Zealand and Singapore

19	Closing date for receipt of acceptances or renunciations	31 August 2010

20	Names of any underwriters	Not underwritten

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission	N.A.

22	Names of any brokers to the issue	N.A.

23	Fee or commission payable to the broker to the issue	N.A.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N.A.

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N.A.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	17 August 2010

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	3 August 2010

28	Date rights trading will begin (if applicable)	N.A.

29	Date rights trading will end (if applicable)	N.A.

30	How do +security holders sell their entitlements in full through a broker?	N.A.

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N.A.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N.A.

33	+Despatch date	13 September 2010

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•    the date from which they do

•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	3 August 2010

(~~Director~~ / Company Secretary)

Print name:	PR Wetzig

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 2 August 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	33,390,767
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		55,943,328

5519378/2

Appendix 3B
New issue announcement

-masystems300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary shares 2. Unquoted options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued
1.   305,312,016 ordinary shares

2.   915,936,048 unquoted options

This is the maximum number of securities that may be issued pursuant to the terms and conditions of the prospectus released to market on 3 August 2010.

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
1.   Fully paid ordinary shares

2.   Exercise price: $0.015

Exercisable at any time up to expiry date.

Expiry date: three years from the date of issue

Each option entitles the holder to be issued 1 fully paid ordinary share upon payment of the exercise price.

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
1. Yes 2. No — will not be quoted securities

5	Issue price or consideration	1. $0.01 per share 2. Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
The funds raised will be used for working capital to continue the development and testing of the Company’s current products and to develop and deliver Metal Storm systems under recent contract awards. The funds will also allow the Company to reduce its reliance on the Company’s new equity line of credit with Dutchess Opportunity Fund II LP announced on 22 June 2010, at least in the short term, and may be used to repay interim funding obtained to assist the Company to continue operating until the general meeting to be held on 19 August 2010.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Expected to be on or about 8 September 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,221,248,063 107,602,756 32,367,720 27,858,255	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes Options 1 Sept 2011

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	55,943,328	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?	No

12	Is the issue renounceable or non-renounceable?	Non-renounceable

13	Ratio in which the +securities will be offered	1:4

14	+Class of +securities to which the offer relates	Ordinary shares

15	+Record date to determine entitlements	11 August 2010

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?	No

17	Policy for deciding entitlements in relation to fractions	Rounded up to nearest whole number

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

	Cross reference: rule 7.7.	All countries other than Australia, New Zealand and Singapore

19	Closing date for receipt of acceptances or renunciations	31 August 2010

20	Names of any underwriters	Not underwritten

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission	N.A.

22	Names of any brokers to the issue	N.A.

23	Fee or commission payable to the broker to the issue	N.A.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N.A.

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N.A.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	17 August 2010

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	3 August 2010

28	Date rights trading will begin (if applicable)	N.A.

29	Date rights trading will end (if applicable)	N.A.

30	How do +security holders sell their entitlements in full through a broker?	N.A.

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N.A.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N.A.

33	+Despatch date	8 September 2010

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	3 August 2010

(~~Director~~ / Company Secretary)

Print name:	PR Wetzig

5519378/2+ See chapter 19 for defined terms. 24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 2 August 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	33,390,767
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		55,943,328

METAL STORM LIMITED ACN 064 270 006 METAL STORM AWARDED VOLUME WEAPONS PRODUCTION CONTRACT
Brisbane, Australia — 3 August 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Defence technology specialist Metal Storm announces it has been awarded a major production contract to supply 500 MAUL™ weapons and 50,000 rounds of non-lethal ammunition.
The contract, valued at US$3,365,000, has been placed by the Correctional Service of Papua New Guinea and was signed by the Minister of Correctional Service, the Honourable Tony Aimo MP and the Acting Correctional Service Commissioner Mr Henry Wavik.
MAUL™ weapons will be deployed to Correctional Service Officers in charge of security at prison facilities throughout the country, providing non-lethal response capabilities that can be lifted to immediate lethal response if necessary.
The Minister, the Honourable Tony Aimo MP said that PNG Correctional Service sees the capacity of MAUL™ to deliver a rapid and escalating response as exactly what is necessary for security in PNG prisons.
“PNG is delighted to be able to source weapons at the leading edge of shotgun technology and we hope in due course to have about 1500 of these weapons in service”, the Minister said. He expects ratification of the urgent purchase through the usual government protocols shortly, and the first 50 weapons to be delivered by February 2011.
Metal Storm CEO, Dr Lee Finniear, said the production contract was a watershed for the Company after many years of research, development and testing.
“This order for a significant number of weapons and substantial quantities of ammunition is an important milestone in the Company’s commercial development” said Dr Finniear. “We see this application for MAUL™ as absolutely what it was designed to deliver, being a lightweight, semi-automatic non-lethal weapon that can be rapidly scaled to lethal force if necessary”.
“MAUL™ also has the advantage for PNG that if weapons fall into unauthorised hands they cannot be used with conventional ammunition purchased illegally. This supports Government initiatives to stem the flow of illegal weapons in PNG “.
“This initial order for 500 MAUL™ weapons, is for a single organisation within Papua New Guinea. Looking at the number of similar organisations worldwide, it clearly indicates that the global market potential for MAUL™ is very large”, he said.
Metal Storm Chairman Mr Terry O’Dwyer said that the production contract came at an ideal time for the Company.
“International interest in our weapon systems is building rapidly” he said, “as our marketing continues, the Company expects to identify opportunities of a similar or larger size over the coming months.”
Update on rights issue
The Company will still be proceeding with the rights issue announced on 28 July 2010. Any funds raised from the offer will predominantly be used to progress the commercialisation of the Company’s products, including to fund development of the products to be delivered under this and other contracts. The Company will continue to pursue a source of more significant

Metal Storm Limited
ACN 064 270 006
funding in order to secure ongoing financial certainty for the Company and reduce the reliance on the Company’s equity line of credit facility with Dutchess Opportunity Fund II L
-Ends-
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
Metal Storm confirms lodgement of new non-renounceable rights issue prospectus to raise up to A$3.1 million
Brisbane, Australia — Tuesday, 3 August 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
As foreshadowed in Metal Storm’s announcement on 28 July 2010, Metal Storm has today lodged with ASIC a new prospectus for a non-renounceable pro rata rights issue of ordinary shares and options in Metal Storm to shareholders in Australia, New Zealand and Singapore (Eligible Shareholders) to raise up to approximately A$3.1 million (New Offer). The New Offer is not underwritten.
The New Offer is made in lieu of the original non-renounceable pro rata rights issue announced on 15 July 2010 (First Offer). Under the New Offer, Eligible Shareholders who subscribe for New Shares will be issued three new options (New Options) for every New Share allotted for no additional consideration, instead of only one New Option for every New Share allotted under the First Offer. Apart from the new timetable set out below and the additional New Options to be issued, the New Offer terms remain the same as the First Offer terms.
The funds raised from the New Offer will be used as working capital to continue the development of Metal Storm’s current products and to develop systems under recent contract awards. The funds will also allow Metal Storm to reduce its reliance on its new equity line of credit with Dutchess Opportunity Fund II LP announced on 22 June 2010, at least in the short term, and may be used to repay interim funding obtained to assist the Company to continue operating until the general meeting to be held on 19 August 2010.
Details about the New Offer
The New Offer provides Eligible Shareholders with the opportunity to subscribe for one new share in the Company (New Share) for every four shares held on the record date (11 August 2010), at an issue price of A$0.01 per New Share. Eligible Shareholders may also apply for New Shares in excess of their entitlements, although any such application may be scaled back (in whole or part) if the New Offer is oversubscribed. The New Shares will be quoted on ASX. The full terms of the New Offer are set out in the prospectus, a copy of which is attached to this announcement.
Eligible Shareholders who subscribe for New Shares will also receive three new options (New Options) for every New Share allotted for no additional consideration. The New Options are exercisable for $0.015 and can be exercised at any time within three years from their date of issue. Unlike the New Shares, the New Options will not be quoted on ASX.
The New Offer is not subject to a minimum amount of funds being raised. So long as the New Offer is not oversubscribed, the Company will accept all valid applications for New Shares in full.
Further details about the New Offer, including key dates, are set out below.
5542400/3

Summary of the Offer

Issue price	$0.01 per New Share

Entitlement (Eligible Shareholders may also apply for additional New Shares)	One New Share and three New Options for every four Shares held at 7.00 pm (AEST) on 11 August 2010

Maximum number of New Shares which can be issued under the Offer	305,312,016

Maximum number of New Options which can be issued under the Offer	915,936,048

Approximate amount which can be raised under the Offer (before costs)	$3.1 million

Approximate number of Shares that will be on issue if the Offer is fully subscribed[1]	1,526,560,079

[1]	Assuming the Offer is fully subscribed, no options are exercised, no convertible notes are converted into shares and no further securities are issued.
Key dates1

Prospectus lodged with ASIC	3 August 2010

Ex Date — Shares trade without an entitlement to participate in the Offer	5 August 2010

Record Date to determine entitlements	11 August 2010

Prospectus sent to Eligible Shareholders	17 August 2010

Opening date for applications to be made	17 August 2010

Closing Date — last date for receipt of applications (5.00 pm AEST)	31 August 2010

Trading of New Shares expected to commence on ASX on a deferred settlement basis	1 September 2010

Allotment Date — date New Shares and New Options are issued	8 September 2010

Normal trading of New Shares expected to commence on ASX	9 September 2010

Holding statements for New Shares and New Options expected to be sent	13 September 2010

[1]	Metal Storm reserves the right to vary the Timetable without notice, including by extending or bringing forward the Closing Date, or to withdraw the Offer before the issue of securities under the Offer.
5542400/3

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non- mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.
5542400/3

Prospectus
Non-renounceable Rights Issue
An Offer of one New Share at an issue price of $0.01, together with three New Options, for every four existing Shares held on 11 August 2010 to raise up to $3.1 million
The Offer closes at 5.00 pm (AEST) on Tuesday 31 August 2010
An investment in the Company should be considered speculative
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
You should read this Prospectus in its entirety before deciding whether to participate in the Offer.
If you do not understand any part of this Prospectus or are in doubt as to what you should do, you should consult your stockbroker, accountant, financial or other professional adviser immediately.
Not for release or distribution in the United States

Important information
This Prospectus is for the offer of:
•	continuously quoted securities (as defined in the Corporations Act) in the Company; and

•	options to acquire continuously quoted securities in the Company, and has been prepared in accordance with section 713 of the Corporations Act.
This Prospectus is dated 3 August 2010 and was lodged with ASIC on that date. ASIC takes no responsibility for the contents of this Prospectus.
No New Shares or New Options will be issued on the basis of this Prospectus after the date which is 13 months after the date of this Prospectus.
You should read this entire Prospectus carefully before deciding whether to participate in the Offer. In particular, you should consider the risk factors that could affect the performance of the Company or the value of an investment in the Company, some of which are outlined in section 5.
The information contained in this Prospectus is not investment advice and does not take into account your investment objectives, financial situation, tax position and particular needs. Before deciding whether to participate in the Offer, you should consider whether they are a suitable investment for you in light of your personal circumstances (including financial and taxation issues) and seek professional guidance.
It is proposed that the New Shares will be quoted on ASX. ASX takes no responsibility for the contents of this Prospectus.
The New Options will not be quoted on ASX.
Electronic copy of this Prospectus
A copy of this Prospectus will be mailed to Shareholders resident in Australia and the Offer Countries, together with a personalised Entitlement and Acceptance Form.
This Prospectus has been placed on the Company’s website at www.metalstorm.com for information purposes only. If you access the electronic version of this Prospectus you should ensure that you download and read the entire Prospectus. The electronic version of this Prospectus on the Company’s website does not include an Entitlement and Acceptance Form.
You will only be issued New Shares and New Options if you:
•	pay your application money by BPAY®; or
•	complete and return the Entitlement and Acceptance Form together with a cheque, bank draft or money order, by 5.00 pm (AEST) on Tuesday 31 August 2010.
Any references to documents included on the Company’s website are provided for convenience only, and none of the documents or other information on the website is incorporated by reference in this Prospectus.
Restrictions on the distribution of this Prospectus
This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation.
The distribution of this Prospectus (including an electronic copy) outside Australia and the Offer Countries may be restricted by law. If you are a potential investor outside Australia or the Offer Countries and you come into possession of this Prospectus, you should observe such restrictions and should seek your own advice on such restrictions.
No action has been taken to register or qualify the New Shares or New Options or to otherwise permit a public offering of the New Shares or New Options in any jurisdiction other than in Australia and the Offer Countries.
In particular, this document may not be released or distributed in the United States. This document does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Any securities described in this document have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the United States except in transactions exempt from, or not subject to, registration under the US Securities Act and applicable US state securities laws.

page i

More detail regarding restrictions on the distribution of this Prospectus and limitations on the jurisdictions in which offers under the Prospectus are made, is set out in sections 1.9 and 1.10.
Continuous disclosure
The Company has been listed on ASX since 8 July 1999. During this time the Company has been subject to disclosure requirements under the Corporations Act and the Listing Rules. Since listing, the Company has provided ASX with information regarding its activities and that information is publicly available. This Prospectus is intended to be read in conjunction with that publicly available information. Eligible Shareholders should therefore have regard to that publicly available information before making a decision whether to participate in the Offer.
Disclaimer
No person is authorised to give any information, or to make any representation, in connection with the issue of New Shares and New Options that is not contained in this Prospectus. Any information or representation that is not in this Prospectus may not be relied on as having been authorised by the Company, the Directors or any other person in connection with the issue of New Shares and New Options.
Except as required by law, and only to the extent so required, no person warrants or guarantees the future performance of the Company or any return in relation to a decision made by an Eligible Shareholder in relation to this Prospectus.
The forward-looking statements in this Prospectus are based on the Company’s current expectations about future events. They are, however, subject to known and unknown risks, uncertainties and assumptions, many of which are outside the control of the Company and the Directors, that could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by the forward-looking statements in this Prospectus.
This Prospectus details some important factors and risks that could cause the Company’s actual results to differ from the forward-looking statements in the Prospectus.
Past price performance of the Shares provides no guidance as to future price performance.
Definitions
Some capitalised words and expressions used in this Prospectus have defined meanings which are explained in section 7.
A reference to time in this Prospectus is to Australian Eastern Standard Time (AEST) being the local time in Brisbane, Australia, unless otherwise stated. All financial amounts in this Prospectus are expressed in Australian dollars, unless otherwise stated.
Questions
If you have any questions about the Offer, you should contact your stockbroker, accountant or other professional adviser.
If you have questions in relation to how to complete the Entitlement and Acceptance Form, please call Computershare Investor Services Pty Limited on 1300 552 270 within Australia, +61 3 9415 4000 outside Australia or via email web.queries@computershare.com.au.
Computershare Investor Services Pty Limited has had no involvement in the preparation of any part of the Prospectus other than being named as security registrar to the Company. Computershare Investor Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for any part of, the Prospectus.
Privacy
The information about Eligible Shareholders included on an Entitlement and Acceptance Form is used for the purposes of processing the Entitlement and Acceptance Form and to administer the Eligible Shareholder’s holding of Shares and New Options. By submitting an Entitlement and Acceptance Form, each Eligible Shareholder agrees that the Company may use the information provided by the Eligible Shareholder on the form for the purposes set out in this privacy statement and may disclose it for those purposes to Computershare Investor Services Pty Limited and the Company’s related bodies corporate, agents and contractors and third party service providers, including mailing houses and professional advisers, and to ASX and other regulatory authorities.
The Corporations Act requires the Company to include information about each Shareholder and holder of New Options (including name, address and details of the security held) in its public register. The information contained in the Company’s public register must remain there even if that person ceases to be a security holder. Information contained in the Company’s register is also used to facilitate payments and corporate communications (including the Company’s financial results, annual reports and other information that the Company wishes to communicate to its security holders) and compliance by the Company with legal and regulatory requirements.
Under the Privacy Act, you may request access to your personal information held by, or on behalf of, the Company or Computershare Investor Services Pty Limited. A fee may be charged for access. You can request access to your personal information by telephoning or writing to Computershare Investor Services Pty Limited as follows:

page ii

Computershare Investor Services Pty Limited
GPO Box 5240
Brisbane, Queensland 4001
Australia
Ph: 1300 552 270 within Australia or +61 3 9415 4000 outside Australia
Email: web.queries@computershare.com.au

page iii

Contents

Chairman’s letter	1
Summary of the Offer	3
Timetable	3
1 The Offer	4
2 How to participate in the Offer	10
3 Company update	13
4 Effect of the Offer on the Company	18
5 Risk factors	23
6 Additional information	30
7 Definitions	37
Schedule — New Option Terms	39
Corporate Directory	inside back cover

page iv

Metal Storm Limited Rights Issue
Chairman’s letter

Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra Qld 4076 Tel: +61 (0) 7 3123 4700 Fax:+61 (0) 7 3217 0811 Web Site:www.metalstorm.com Email Address:msau@metalstorm.com
Chairman’s letter
Dear Shareholder
On behalf of the Board, I invite you to participate in the Company’s non-renounceable rights issue to raise up to $3.1 million for working capital to continue the development and testing of the Company’s current products and to develop and deliver Metal Storm systems under recent US Military and other contract awards (Offer). The funds will also allow the Company to reduce its reliance on the Company’s new equity line of credit with Dutchess Opportunity Fund II LP announced on 22 June 2010, at least in the short term, and may be used to repay interim funding obtained to assist the Company to continue operating until the general meeting to be held on 19 August 2010. The Offer is not underwritten.
The Board is also mindful of the dictionary impact that recent Share issues have had on the holdings of existing Shareholders. The Offer provides Eligible Shareholders with an opportunity to increase their shareholding in the Company. The Company has never undertaken a substantial capital raising at a price as low as the proposed issue price of the New Shares and there is no certainty it will do so again.
Summary of the Offer
The Offer provides you with the opportunity to subscribe for one New Share for every four Shares held, at an issue price of $0.01 per New Share. Eligible Shareholders may also apply for New Shares in excess of their entitlements, although any such application may be scaled back (in whole or part) if the Offer is oversubscribed.
As an incentive, Eligible Shareholders that subscribe for New Shares (including New Shares in excess of entitlements) will be issued three New Options for every New Share allotted for no additional consideration. The New Options can be exercised at any time within three years from their date of issue by paying the exercise price of $0.015 per New Option. Unlike the New Shares, the New Options will not be quoted on ASX.
Recent achievements
Despite the Company’s focus on obtaining funding over the last 12 months, the Company has still been able to progress its development activities and has achieved a number of solid milestones which are set out in section 3.3(a).
Section 3.3(c) provides details on the status of the Company’s product development programs.
In addition, the Company was recently successful in being awarded the US$1.5 million Mission Payload Module — Non-Lethal Weapon System contract by the United States Marine Corps and a US$3.36 million MAUL™ supply contract with the Correctional Service of Papua New Guinea. Further information on these important contract wins are set out in section 3.3(b).

Metal Storm Limited Rights Issue
Chairman’s letter

Dutchess Facility and ongoing funding needs
The terms of the Notes the Company has issued contain restrictions on the Company’s ability to issue debt. However, the Company may raise funds through unsecured debt, or equity raisings such as an equity line of credit or this Offer.
As announced on 22 June 2010, the Company has entered into a new equity line of credit facility with the Dutchess Opportunity Fund II LP. This replaces the GEM equity line of credit facility.
Although the Company has not yet finalised the terms with GEM for the termination of the GEM Facility Agreement, the Company believes that it will be in a position to fund any amount payable to GEM out of its available cash.
The Company has completed two successful draw downs under the Dutchess Facility. Funds drawn down under the Dutchess Facility provide the Company with a recurrent source of cash and the ability to remain a going concern in circumstances where it otherwise would not. The flexible nature of the facility allows the Company to elect to make cash draw downs at its sole discretion at a frequency of up to every five trading days.
There are restrictions under the Listing Rules on the funds the Company can draw down under the Dutchess Facility without requiring Shareholder approval. The Company has convened a general meeting to be held on 19 August 2010 for Shareholders to consider the approval of Share issues under the Dutchess Facility.
While the Dutchess Facility is initially intended to provide the primary source of operating capital, the Company also intends to vigorously seek other sources of capital. If the Company is successful in raising a significant amount of capital under the Offer, it may reduce draw downs under the Dutchess Facility in the short term. However, the Company still requires alternative funding in order to not have to rely on the Dutchess Facility for its ongoing funding needs. If one or more alternative sources of funding are obtained, the Dutchess Facility may remain in place, at the discretion of the Directors, as a flexible secondary source of capital, to more easily manage any peak cash requirements during the product qualification process and into subsequent production.
How to participate in the Offer
The Company has issued this Prospectus to provide you with information about the Offer. You should therefore read the Prospectus, the Company’s recent ASX announcements and other publicly available information carefully before deciding whether to participate in the Offer.
Further information about the Offer is set out in section 1. Details about how to participate in the Offer are provided in section 2 and the accompanying Entitlement and Acceptance Form.
If you wish to participate in the Offer, you must ensure that your application and payment is received by Computershare Investor Services Pty Limited by 5.00 pm (AEST) on Tuesday 31 August 2010.
On behalf of the Board, I thank you for your continued support and look forward to you continuing your investment in the Company.
Yours sincerely

Terry O’Dwyer
Chairman

Metal Storm Limited Rights Issue
Summary of the Offer

Summary of the Offer

Issue price	$0.01 per New Share

Entitlement (Eligible Shareholders may also apply for Additional New Shares in excess of their Entitlement)	One New Share and three New Options for every four Shares held at 7.00 pm (AEST) on the Record Date

Maximum number of New Shares which can be issued under the Offer	305,312,016

Maximum number of New Options which can be issued under the Offer	915,936,048

Approximate amount which can be raised under the Offer (before costs)	$3.1 million

Approximate number of Shares that will be on issue if the Offer is fully subscribed[1]	1,526,557,742

[1]	Assuming the Offer is fully subscribed, no options are exercised, no Notes are converted into Shares and no further securities are issued.
Timetable

Prospectus lodged with ASIC	3 August 2010

Ex Date — Shares trade without an entitlement to participate in the Offer	5 August 2010

Record Date to determine Entitlements	11 August 2010

Prospectus sent to Eligible Shareholders	17 August 2010

Opening date for applications to be made	17 August 2010

Closing Date — last date for receipt of applications (5.00 pm AEST)	31 August 2010

Trading of New Shares expected to commence on ASX on a deferred settlement basis	1 September 2010

Allotment Date — date New Shares and New Options are issued	8 September 2010

Normal trading of New Shares expected to commence on ASX	9 September 2010

Holding statements for New Shares and New Options expected to be sent	13 September 2010
The Company reserves the right to vary the Timetable without notice, including by extending or bringing forward the Closing Date, or to withdraw the Offer before the issue of securities under the Offer.

Metal Storm Limited Rights Issue
Section 1 — The Offer

1	The Offer
1.1	Summary of the Offer

Eligible Shareholders are invited to participate in a non-renounceable rights issue to raise up to $3.1 million (before costs).

Section 1.9 provides further information about who is an Eligible Shareholder. Ineligible Shareholders cannot participate in the Offer.

The Offer will be conducted on the basis of one New Share for every four Shares held at 7.00 pm (AEST) on the Record Date (11 August 2010), at an issue price of $0.01 per New Share, payable in full on application. Eligible Shareholders that subscribe for New Shares will be issued three New Options for every New Share allotted for no additional consideration.

Your Entitlement is shown on your personalised Entitlement and Acceptance Form which accompanies this Prospectus. If you subscribe for your full Entitlement, you are also eligible to apply for Additional New Shares (and be issued three New Options for every Additional New Share allotted for no additional consideration) as set out in section 1.8.

See section 2.2 for instructions on how to participate in the Offer.

Entitlements are non-renounceable and will not be tradeable on ASX or otherwise transferable. Eligible Shareholders who do not take up their Entitlements in full will not receive any value in respect of those Entitlements they do not take up, and their percentage shareholding in the Company will be reduced following the issue of New Shares under the Offer.

New Shares including Additional New Shares will rank equally in all respects with existing Shares. A summary of the rights and liabilities attaching to Shares is set out in section 6.1.

The terms of New Options are set out in the schedule.

The Offer closes at 5.00 pm (AEST) on Tuesday 31 August 2010. To participate in the Offer, your BPAY® payment or completed Entitlement and Acceptance Form and cheque, bank draft or money order must be received by Computershare Investor Services Pty Limited before this time.

The New Shares and New Options are expected to be issued on 8 September 2010.

1.2	Summary of risk factors

In addition to normal risks affecting any listed equity investment, an investment in New Shares and New Options is subject to risks associated with the Company’s business, some of which are summarised below. Each of these risks may have an adverse effect on the New Shares, the New Options or the Company’s future financial performance and position.

The list below is not exhaustive and you should read all of the risks set out in section 5 in full before deciding whether to participate in the Offer.
•	An investment in the Company should be considered speculative. As such, New Shares and New Options carry no guarantee in respect of profitability, return of capital or, in respect of the New Shares, the price at which they will trade on ASX.

•	The Company has limited cash reserves and is continuing to pursue other sources of funding in addition to the funds available under the Dutchess Facility. The Company cannot be certain that it will be able to raise any required funds or capital on favourable terms or at all. If insufficient funds are available under the Dutchess Facility and the Company does not have reasonable grounds to believe

Metal Storm Limited Rights Issue
Section 1 — The Offer

that it will be successful in its efforts to obtain an additional source of funding, the Company may be required to appoint an administrator. See section 5.3(a) for further information.
•	The New Shares may not be able to be sold on ASX at an acceptable price, or at all if insufficient liquidity exists in the market for Shares.

•	The New Options will not be quoted on ASX. Any Shares issued upon the exercise of New Options may not be transferable at an acceptable price, or at all if insufficient liquidity exists in the market for Shares.

•	If the Group has not generated sufficient revenue to repay the convertible notes it has on issue by their maturity date (1 September 2011), a further re-financing of the Notes or an additional capital raising may be required. If the Company does not have reasonable grounds to believe that it will be successful in its efforts to re-finance the Notes or complete an additional capital raising, it may be required to appoint an administrator.
1.3	Purpose of the Offer

Over the last 12 months, the Company has been encouraged by the continued support shown by its Shareholders as evidenced by the success of the Company’s share purchase plan, the implementation of the Notes restructure and the participation by certain individual Shareholders in private placements conducted by the Company. This support has allowed the Company to remain as a going concern.

However, the Company still requires your support. Additional funds will provide the Company with working capital to continue the development of the Company’s current products in line with the Company’s goals set out in section 3.3(d). The Company will keep the market informed of material developments in relation to the anticipated timing and achievement of the goals set out in section 3.3(d). Additional funds will also allow the Company to reduce its reliance on the Dutchess Facility in the short term.

If the Company does not enter into placements to repay the amount of the outstanding loans referred to in section 3.3(d) but does raise sufficient funds under the Offer to repay these loans, the Company may apply some or all of the funds raised under the Offer to repay these loans. After the Offer closes, the Company will confirm to the market how the funds raised under the Offer will be applied.

The Board is also mindful of the dilutionary impact that recent Share issues have had on the holdings of existing Shareholders. The Offer provides Eligible Shareholders with an opportunity to increase their shareholding in the Company. The Company has never undertaken a substantial capital raising at a price as low as the proposed issue price of the New Shares and there is no certainty it will do so again.

1.4	No minimum subscription requirement

The Offer is not subject to a minimum subscription requirement.

1.5	Information on the New Shares and New Options
(a)	Maximum number of New Shares and New Options that may be issued
The Offer will result in a maximum of 305,312,016 New Shares and 915,936,048 New Options being issued to Eligible Shareholders on the Allotment Date, expected to be on or about 8 September 2010.

Metal Storm Limited Rights Issue
Section 1 — The Offer

(b)	Quotation
The Company will seek quotation of the New Shares on ASX within seven days of the date of this Prospectus.

If granted quotation, the New Shares will trade under the code “MST”.

If the New Shares are not granted quotation within three months after the date of this Prospectus, all application money received by the Company will be returned or refunded to applicants without interest, in accordance with the Corporations Act.

The New Options will not be quoted on ASX.
(c)	Terms
The New Shares will be fully paid ordinary shares and will rank equally with existing fully paid ordinary shares. A summary of the rights attaching to fully paid ordinary shares is set out in section 6.1.
The terms of the New Options are set out in the schedule.

1.6	Rounding of Entitlements
Fractional Entitlements to New Shares and New Options will be rounded up to the nearest whole number. The Company reserves the right to aggregate holdings held by associated Eligible Shareholders for the purpose of calculating Entitlements if the Company considers that holdings have been split to take advantage of rounding.

1.7	Treatment of application money

The Company will hold all application money submitted under the Offer on trust for applicants until the New Shares and New Options are allotted.

As discussed in section 3.2, if the Company does not have sufficient funds to enable it to continue to operate, the Company may need to appoint an administrator. If the Company appoints an administrator before the Allotment Date, the Offer will not proceed and all application money submitted under the Offer will be returned or refunded to applicants without interest.

In addition, if the Company does not enter into placements to repay the amount of the outstanding loans referred to in section 3.3(d) and does not otherwise raise sufficient funds under the Offer to repay these loans, the Offer will not proceed and all application money submitted under the Offer will be returned or refunded to applicants without interest.

1.8	Additional New Shares

Eligible Shareholders that subscribe for their full Entitlement may apply for Additional New Shares in excess of their Entitlement.

The number of Additional New Shares available to be issued to Eligible Shareholders will be:
•	the number of New Shares not subscribed for by Eligible Shareholders under the Offer; plus
•	the number of New Shares that would have been offered to Ineligible Shareholders if they had been eligible to participate in the Offer.
The Company reserves the right to scale-back any application for Additional New Shares (in whole or part) at its absolute discretion. The Company’s decision on the number of Additional New Shares to be allocated to Eligible Shareholders will be final.
Additional New Shares issued under the Offer will rank equally with existing Shares.

Metal Storm Limited Rights Issue
Section 1 — The Offer

Eligible Shareholders that apply for Additional New Shares will be issued three New Options for every Additional New Share allotted for no additional consideration.
1.9	Who is an Eligible Shareholder?

Only Eligible Shareholders can participate in the Offer.

An Eligible Shareholder is a Shareholder whose address on the register of Shareholders is in Australia or an Offer Country at 7.00 pm (AEST) on the Record Date. All remaining Shareholders are Ineligible Shareholders.

The Company has decided that Ineligible Shareholders will be unable to participate in the Offer, having regard to:
(a)	the cost of complying with legal and regulatory requirements outside Australia and the Offer Countries for the issue of the New Shares and New Options to Ineligible Shareholders;

(b)	the number of Ineligible Shareholders; and

(c)	the number and value of New Shares and New Options that could be issued to the Ineligible Shareholders.
Where the Prospectus has been despatched to Ineligible Shareholders, the Prospectus is provided for information purposes only.

1.10	Foreign law requirements for the issue of New Shares and New Options

This section provides general information on the legal and regulatory requirements associated with the issue of New Shares and New Options and is not a substitute for legal advice. Eligible Shareholders should seek their own legal advice on applicable foreign laws before deciding whether to participate in the Offer.

General restrictions on making offers to Ineligible Shareholders

This Prospectus and accompanying Entitlement and Acceptance Form do not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

No action has been taken to register or qualify the New Shares and New Options, or to otherwise permit an offering of New Share ILLEGIBLE Countries. The New Shares and New ILLEGIBLE Australia and the Offer Countries where such an offer is not made in accordance with the laws of that place.

The distributed of this Prospectus in jurisddictions outside Australia and the Offer Countries may be restricted by laws and therefore persons who come into possession of this document outside Australia and the Offer Countries should seek advice on and observe any such restrictions. A failure to comply with these restrictions may constitute a violatin of applicable securities laws.

It is the responsibility of any Eligible Shareholders to ensure compliance with any laws of the country relevant to their application. Payment by BPAY® or the return of a duly completed Entitlement and Acceptance Form will be taken by the Company to constitute a representation that there has been no breanch of such laws and the the Eligible Shareholders is physically present in Ausralia or an Offer Country.

Eligible Shareholders resident outside Australia should consult their professional advisers as to whether, in order to enable them to participate in the Offer, any governmental or other consents are required, or other formalities need to be observed.

Metal Storm Limited Rights Issue
Section 1 — The Offer

New Zealand securities law requirements

This offer to New Zealand investors is a regulated offer made under Australian and New Zealand law. In Australia, this is Chapter 8 of the Corporations Act and regulations. In New Zealand, this is Part 5 of the Securities Act 1978 and the Securities (Mutual Recognition of Securities Offerings — Australia) Regulations 2008.

This offer and the content of the offer document are principally governed by Australian rather than New Zealand law. In the main, the Corporations Act and regulations set out how the offer must be made.

There are differences in how securities are regulated under Australian law. For example, the disclosure of fees for collective investment schemes is different under the Australian regime.

The rights, remedies, and compensation arrangements available to New Zealand investors in Australian securities may differ from the rights, remedies, and compensation arrangements for New Zealand securities.

Both the Australian and New Zealand securities regulators have enforcement responsibilities in relation to this offer. If you need to make a complaint about this offer, please contact the Securities Commission, Wellington, New Zealand. The Australian and New Zealand regulators will work together to settle your complaint.

The taxation treatment of Australian securities is not the same as for New Zealand securities.

If you are uncertain about whether this investment is appropriate for you, you should seek the advice of an appropriately qualified financial adviser.

The offer may involve a currency exchange risk. The currency for the securities is not New Zealand dollars. The value of the securities will go up or down according to changes in the exchange rate between that currency and New Zealand dollars. These changes may be significant.

If you expect the securities to pay any amounts in a currency that is not New Zealand dollars, you may incur significant fees in having the funds credited to a bank account in New Zealand in New Zealand dollars.

If the securities are able to be traded on a securities market and you wish to trade the securities through that market, you will have to make arrangements for a participant in that market to sell the securities on your behalf. If the securities market does not operate in New Zealand, the way in which the market operates, the regulation of participants in that market, and the information available to you about the securities and trading may differ from securities markets that operate in New Zealand.

Singapore securities law requirements

This Prospectus has not been registered as a prospectus or profile statement with the Monetary Authority of Singapore and the Offer to Eligible Shareholders within the jurisdiction of the Republic of Singapore is made in reliance on the prospectus exemption under Section 273(1)(cd) of the Securities and Futures Act, Chapter 289 of Singapore (SFA).

Save pursuant to, and in accordance with, the exemption noted above, this Prospectus and any other document or material in connection with the Offer, or invitation for subscription or purchase of the New Shares or New Options, may not be circulated or distributed, nor may the New Shares or New Options be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons within the jurisdiction of the Republic of Singapore (unless otherwise pursuant to any other applicable provisions of the SFA).

Metal Storm Limited Rights Issue
Section 1 — The Offer

United States

The New Shares and New Options have not been and will not be, registered under the US Securities Act or the securities laws of any state of the United States and may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, a US person, except in a transaction exempt from the registration requirements of the US Securities Act and applicable United States state securities laws.

This Prospectus is neither an offer to sell nor a solicitation of an offer to buy securities in the United States.

This Prospectus and the accompanying Entitlement and Acceptance Form may not be sent by the Company or its agents to any Shareholder in the United States.

By submitting an Entitlement and Acceptance Form or providing payment by BPAY®, an Eligible Shareholder will be deemed to have represented, warranted and agreed as follows:
(a)	it understands that the New Shares and New Options have not been, and will not be, registered under the US Securities Act and may not be offered, sold or resold in the United States or for the account or benefit of, a US person except in accordance with an available exemption from registration;
(b)	it is not:
(i)	in the United States or a US person; or
(ii)	acting for the account or benefit of a person in the United States or a US person;
(c)	it will not offer, sell or resell in the United States or to a US person any New Shares or New Options:
(i)	as part of their distribution, at any time; or
(ii)	otherwise, until after the expiry of 40 days after the date on which the New Shares and New Options are allocated; and
(d)	if it is entitled to receive any fees or commissions in connection with any purchase of New Shares or New Options to which the Entitlement and Acceptance Form relates, it will not, directly or indirectly, pay or re-allow any portion of such fee or commission to any other person.
Until 40 days after the commencement of the Offer, an offer or sale of the New Shares or New Options in the United States or to any US person by any dealer may violate the registration requirements of the US Securities Act.

Metal Storm Limited Rights Issue
Section 2 — How to participate in the Offer

2	How to participate in the Offer
2.1	Choices available to Eligible Shareholders

If you are an Eligible Shareholder you may:
•	subscribe for your Entitlement in part;

•	subscribe for your Entitlement in full;

•	subscribe for your Entitlement in full and apply for Additional New Shares; or

•	do nothing and allow your Entitlement to lapse.
Entitlements are non-renounceable and will not be tradeable on ASX or otherwise transferable. Eligible Shareholders who do not take up their Entitlements in full will not receive any value in respect of those Entitlements they do not take up, and their percentage shareholding in the Company will be reduced following the issue of New Shares under the Offer.

2.2	Subscribing for your Entitlement and applying for Additional New Shares

The Entitlement and Acceptance Form provides instructions on how to subscribe for your Entitlement (whether in part or in full) and how to apply for Additional New Shares. A summary of these instructions is set out below.

To subscribe for your Entitlement (and apply for any Additional New Shares), Eligible Shareholders may either:
(a)	apply by BPAY®: pay your application money by BPAY® by following the instructions on the Entitlement and Acceptance Form; or

(b)	apply by post: complete the Entitlement and Acceptance Form, pay your application money by attaching a cheque, bank draft or money order drawn in Australian currency on an Australian financial institution and send them to Computershare Investor Services Pty Limited at the following address:
GPO Box 5240 Brisbane, Queensland 4001 Australia
The Offer closes at 5.00 pm (AEST) on Tuesday 31 August 2010. To participate in the Offer, your BPAY® payment or completed Entitlement and Acceptance Form and cheque, bank draft or money order must be received by Computershare Investor Services Pty Limited before this time.

You should allow sufficient time for your BPAY® payment or completed Entitlement and Acceptance Form to be received by the Closing Date. While the Company has a discretion to accept late applications, it may not do so.

Eligible Shareholders that pay by BPAY® do not need to return their Entitlement and Acceptance Form.

The Company will treat you as applying for as many New Shares as your BPAY® payment, cheque, bank draft or money order will pay for. Any amount received by the Company in excess of your final allocation of New Shares (including Additional New Shares) will be refunded and no interest will be paid on any application money received or refunded.

Metal Storm Limited Rights Issue
Section 2 — How to participate in the Offer

Completed Entitlement and Acceptance Forms and cheques, bank drafts or money orders can be returned using the reply paid envelope enclosed. Eligible Shareholders returning these documents from outside Australia will need to affix the appropriate postage.

2.3	Taxation consequences of being issued New Shares and New Options

The following comments address the Australian taxation implications of the issue of the non-renounceable rights under the Offer, the subscription for New Shares and the grant of New Options. The comments only deal with the general Australian taxation implications for Eligible Shareholders and do not apply to Eligible Shareholders who are employees of the Company, foreign residents, banks, insurance companies or Shareholders carrying on a business of trading in Shares. They are based on the laws in force in Australia on the date of issue of the Prospectus.

You should seek your own independent taxation advice before reaching conclusions as to the possible Australian and, if applicable, foreign taxation consequences of the issue of the non-renounceable rights under the Offer, subscription for New Shares and the grant of New Options. The Company, its officers and its taxation and other advisers do not accept any liability or responsibility in respect of any statements concerning the Australian taxation consequences of the issue of the non-renounceable rights, subscription for New Shares or the grant of New Options.
(a)	The issue and lapsing of the non-renounceable rights
The issue of the non-renounceable rights under the Offer should not have any income tax consequences. Eligible Shareholders who do not take up their Entitlement should not be subject to income tax in respect of the lapsing of the Entitlement.
(b)	Subscription for New Shares and grant of New Options
The issue of New Shares
The issue of the New Shares should not have any income tax consequences. You will generally have a cost base in the New Shares for capital gains tax (CGT) purposes equal to the amount paid for the issue of the New Shares (ie the issue price of $0.01 per New Share).

You should seek your own independent taxation advice in relation to the consequences of holding New Shares.

The grant of New Options

The issue of the New Options should not have any income tax consequences. As you will not have paid for the issue of the New Options, you are unlikely to have any cost base in the New Options for CGT purposes.
(c)	Disposal of New Shares and New Options
If you dispose of your New Shares or New Options, a capital gain will arise if the capital proceeds received from the disposal exceed the cost base of the New Shares or New Options (discussed above). You may also realise a capital gain if the New Options lapse if any proceeds received exceed the cost base of the New Options.

Individuals, trustees and superannuation funds may be entitled to a CGT discount if they have held the New Shares or the New Options for at least 12 months prior to their disposal.

The disposal of the New Shares or the New Options, or the lapsing of the New Options, will give rise to a capital loss if the capital proceeds received are less than the reduced cost base of the New Shares or New Options (as the case may be).

Metal Storm Limited Rights Issue
Section 2 — How to participate in the Offer

(d)	Exercising of New Options
The exercise of the New Options will not have any income tax consequences. The Shares acquired as a result of exercising the New Options will generally have a cost base for CGT purposes equal to the cost base of the New Options when they were exercised plus the exercise price. You should seek you own independent taxation advice in relation to the consequences of holding the Shares. The income tax consequences of disposing of the Shares will generally be the same as in respect of the disposal of New Shares (discussed above).
(e)	Stamp duty
Provided the New Shares are quoted on the ASX, no stamp duty will be payable by Shareholders on the issue of the non-renounceable rights, the issue of New Shares or the disposal of New Shares. As the Company is registered in Queensland under the Corporations Act, no stamp duty will be payable by Shareholders on the grant of the New Options, the disposal of New Options or, provided the Shares are quoted on the ASX, the acquisition of Shares as a result of exercising the New Options.
(f)	GST
The issue of the non-renounceable rights, the acquisition of New Shares, the acquisition of the New Options and the acquisition of Shares by exercising New Options will be classified as “financial supplies” for Australian GST purposes. As such, no GST will apply to these acquisitions.
(g)	Valuation of New Options
The Company will value the New Options in its financial statements using a Black-Scholes options pricing model. The Company considers that the most appropriate date to value the New Options under the Black-Scholes options pricing model is the issue date of the New Options (8 September 2010).

As some of the variables used to value the New Options under the Black-Scholes options pricing model will not been known until the date the New Options are issued, the Company will not be able to accurately calculate the accounting value of the New Options until that time.

2.4	Questions

If you have any questions about participating in the Offer, if you do not understand any part of this Prospectus or if you are in doubt as to what you should do, you should consult your stockbroker, accountant, financial or other professional adviser before participating in the Offer.

If you have any queries concerning the Entitlement and Acceptance Form, please contact Computershare Investor Services Pty Limited on 1300 552 270 within Australia, +61 3 9415 4000 outside Australia or via email web.queries@computershare.com.au.

Metal Storm Limited Rights Issue
Section 3 — Company update

3	Company update
3.1	GEM Facility Agreement

On 31 December 2009, the Company entered into the GEM Facility Agreement for GEM to provide a source of working capital for the Company. Due to a variety of circumstances, the Company has decided not to continue to draw down under the GEM Facility.

The Company has not yet finalised the terms with GEM for the termination of the GEM Facility Agreement. The final terms may include the requirement for the Company to repay GEM funds that were advanced on a draw down which did not proceed. Any amount paid to GEM will reduce the cash available to the Company. Negotiations with GEM are continuing and the Company will keep the market updated of their progress as appropriate.

3.2	Dutchess Facility and ongoing funding needs

The Company entered into the Dutchess Facility on 22 June 2010.

Under the Dutchess Facility, the Company may access up to $25 million over three years. The Company will issue Shares to Dutchess in consideration for the amount it is paid by Dutchess. The Dutchess Facility is expected to provide a stable base to allow the Company to continue operations and seek additional capital for certification and product marketing.

In addition to the Dutchess Facility and the Offer, the Company intends to seek additional capital. The Company is continuing to seek out new parties capable of providing equity capital to the Company. The Company is also looking at other means of raising funds. These additional funds would be sought wherever possible on terms more favourable than the current primary funding arrangements with the aim of providing the Group with financial stability.

The Dutchess Facility is expected to provide the Company with funding for approximately 36 months, depending on the size of each draw down and the rate at which the Company spends funds.

The Company has completed two successful draw downs under the Dutchess Facility. Funds drawn down under the Dutchess Facility provide the Company with a recurrent source of cash and the ability to remain a going concern in circumstances where it otherwise would not. The flexible nature of the facility allows the Company to elect to make cash draw downs at its sole discretion at a frequency of up to every five trading days.

There are restrictions under the Listing Rules on the funds the Company can draw down under the Dutchess Facility without requiring Shareholder approval. The Company has convened a general meeting to be held on 19 August 2010 for Shareholders to consider the approval of Share issues under the Dutchess Facility. If Shareholders do not approve the issue of further Shares under the Dutchess Facility at the meeting, all application money will be returned or refunded to applicants without interest.

The outstanding face value of the Notes payable on the maturity date of 1 September 2011 is approximately $19 million. This amount will be reduced if Note Holders elect to convert their Notes to Shares prior to the maturity date. However, unless a large number of Notes are converted to Shares prior to the maturity date, the Company’s current funding arrangements will not be sufficient to repay the face value of the Notes on the maturity date. If the Company does not have reasonable grounds to believe it will be successful in re-financing the Notes or obtaining sufficient capital to repay the Notes, the Company may be required to appoint an administrator.

Metal Storm Limited Rights Issue
Section 3 — Company update

3.3	Product development and use of funds
(a)	Recent achievements
Much of the Company’s recent efforts have been directed towards obtaining funding to continue its operations as a going concern. To achieve this, the Company reduced its expenditure on product development programs in 2009 which prevented the Company from achieving all of its development goals during that year. Nonetheless, the Company was still able to progress some of its development activities and achieve the following milestones:
1	2009 was the first year that prospective customers fired all the Company’s weapons from the shoulder or from a vehicle as intended, specifically:
•	3GL was certified safe for shoulder firing. Demonstrations were fired on a shoulder stock and when mounted to an M16 assault rifle. The 3GL is now being demonstrated to military forces.

•	MAUL™ has been developed and several fully integrated MAUL™ weapons have been built. MAUL™ was demonstrated to the US Military under a contract with the US Office of Naval Research. It is being fired by US Military personnel in demonstrations.

•	Firestorm™ successfully completed an evaluation with the US Marine Corps.
2	The Company won further pre-production and production contracts of vital importance to the Company’s future, including:
•	the contracts described further in section 3.3(b);

•	the US Marine Corps’ IED Training Kit Contract — this $700,000 production contract for 45 IED training kits is an important step forward in the Company’s relationship with the US Department of Defense as a product supplier; and

•	the first procurement contract for MAUL™ from Defence Canada.
3	The 3GL, MAUL™ and Firestorm™ are now able to be placed in the hands of military and law enforcement personnel for test firing, enhancing the Company’s business development and marketing capabilities.
A comprehensive list of the Company’s achievements over the last year are set out in the CEO bulletins released to ASX on 16 February 2010 and 8 June 2010, and on page 10 of the Company’s annual report released to ASX on 20 April 2010.
(b)	Material development and production contracts
In addition to the achievements set out in section 3.3(a), the Company announced on 20 April 2010 that MSI had been awarded a $1.5 million contract by the US Marine Corps to develop the Mission Payload Module — Non-Lethal Weapon System over the next 12 months. International defence company BAE is a key sub-contractor supplying MSI on this contract. The NYSE-listed General Dynamics Corporation has also been awarded a similar contract by the US Marine Corps to develop an alternative comparable weapon system.
While the MPM Contract provides the Company with an additional source of funding in the short term, it also provides the Company with a strategic opportunity to further develop its credentials and relationship with an important arm of the US military.
Under the MPM Contract, MSI has been engaged to develop a lightweight, multi-barrel weapon that fits to the US Marine Corps’ Transparent Armor Gun Shield on the Humvee. The

Metal Storm Limited Rights Issue
Section 3 — Company update

Company currently intends for the weapon to deliver new, non-lethal munitions that incorporate light, sound and pressure stimuli to incapacitate its targets. The project is aimed at developing a weapon:
•	for use in controlling crowds, defending areas and engaging threats; and
•	to protect security forces by allowing them to control their targets from a safer distance.
The MPM Contract requires the weapon to provide stand-off distances of up to 500 metres, with greater area coverage, extended duration, and better scalability of effects than existing systems.

The MPM Contract comes after MSI successfully completed the MPM Market Research Demonstration contract, during which the US Marine Corps evaluated the Firestorm™ system.

The US Marine Corps have published that, following completion of the MPM Contract, a production contract with a first phase requirement for the delivery of 312 weapon systems and ammunition will be put to open competitive tender. The Company expects that if MSI is able to successfully complete the MPM Contract, MSI will be in a strong position to also win the production contract for the system.

In addition, on 3 August 2010 the Company announced that it had been awarded a major production contract to supply 500 MAUL™ weapons and 50,000 rounds of non-lethal ammunition. The Company expects to deliver the first 50 MAUL™ weapons under the contract by February 2011.

The contract, valued at US$3,365,000 and subject to ratification through usual government protocols, has been placed with the Correctional Service of Papua New Guinea.

MAUL™ weapons will be deployed to Correctional Service Officers in charge of security at prison facilities throughout Papua New Guinea, providing non-lethal response capabilities that can be lifted to immediate lethal response if necessary.
(c)	Product update
3GL

3GL is a three shot 40mm underslung grenade launcher that the Company has certified safe for shoulder firing using non-explosive ammunition and is being shoulder fired in demonstrations to military forces, industry and the public. A new short “bullpup” version of the 3GL has been developed and tested which is lighter, easier to carry and fits to a broader range of assault rifles.

Once the STORM40 ammunition is qualified, the Company intends to commence the formal qualification process for shoulder firing the 3GL using high explosive dual purpose warheads. The 3GL has already completed extensive test firing using high explosive dual purpose ammunition from a static mount.

40mm STORM40 ammunition

In 2009, the 40mm STORM40 ammunition was cost/production engineered and certified safe for shoulder firing using non-explosive warheads. Since then a comprehensive series of pre-qualification tests have been carried out using high explosive dual purpose warheads, including being tested down to -54°C and up to +71°C, full water immersion tests, drop tests plus tests for velocity, accuracy, dispersion, armour penetration and fragmentation.

Substantial documentation has been drafted for system safety, hazard analysis and related documentation required for formal qualification.

Metal Storm Limited Rights Issue
Section 3 — Company update

Subject to the successful completion of final critical design review, the Company considers the STORM40 ammunition to be ready to enter formal qualification. If the Offer is fully subscribed, the Company intends to allocate funds to undertake the final critical design review and the qualification process as soon as practicable.

MAUL™

MAUL™ is an ultra-light 12 gauge semi-automatic shotgun. It has been designed to be underslung on an assault weapon, or fired standalone using a shoulder stock or as a pistol using a pistol grip attachment. It is intended to provide warfighters and law enforcement personnel with a series of capabilities that are not available from their primary weapons, including a variety of non-lethal munitions, door breaching as well as a secondary lethal weapon for close-in urban mission situations.

Currently MAUL™ is being demonstrated with military and law enforcement personnel live firing the weapon with non-lethal ammunition.

The Company is now testing close in door breaching ammunition to add a door breaching and anti-material capability to MAUL™.

Firestorm™

Firestorm™ is a 4 barrel 24 shot automatic grenade launcher that is currently being fired with non-lethal blunt impact, frangible nose irritant and cargo rounds.

Firestorm™ was one of the key demonstrable components that enabled MSI to win the MPM Contract described in section 3.3(b). The future of Firestorm™ may be shaped by the MPM Contract, which may for example require additional barrels and increased ammunition capacity.
(d)	Goals and use of funds
The Company’s objectives have evolved as the Company has carefully listened to current and prospective customers, and focused investment and effort on the products that customers have the most interest in buying.

The Company is currently focussed on achieving the following goals:
•	Qualify 3GL, MAUL™ and associated ammunition, complete user trials and secure initial product orders.

•	Complete the contracts described in section 3.3(b).

•	Win the follow-on MPM weapon production contract, initially expected to include 312 weapon systems and ammunition.

•	Sell the Company’s weapon systems and ammunition in volume.
Within these goals a priority will be set to focus on those components most likely to deliver a positive cash flow for the lowest investment of time and capital.

The Company is seeking additional funds under the Offer to provide the working capital needed to progress these primary objectives and, in the short term, reduce its reliance on the funds available under the Dutchess Facility. The Company’s priorities within, and the speed at which the Company will be able to achieve, these goals will depend on the amount of the funds available to the Company under existing (and future) funding arrangements.

The Company will keep the market informed of material developments in relation to the anticipated timing and achievement of the goals listed above.

Metal Storm Limited Rights Issue
Section 3 — Company update

Accordingly, Shareholders should keep abreast of the Company’s activities by reviewing its recent ASX announcements (available from the Company’s website www.metalstorm-com and on ASX’s company announcements platform accessible from www.asx.com.au).

The Company recently obtained A$400,000 worth of unsecured loans from two existing Shareholders to assist the Company to continue operating until the general meeting to be held on 19 August 2010. The terms of the loans do not require repayment of the principal until after completion of the Offer.

The Company is also in discussions with these particular Shareholders about potential placements of securities in the Company which, if they proceed, are expected to be on terms no more favourable than those provided to Eligible Shareholders under the Offer. The Company would only be able to conduct these placements if Shareholders approve all of the resolutions at the general meeting, as the Company does not currently have sufficient room within its 15% limit under Listing Rule 7.1 to issue A$400,000 worth of additional securities without Shareholder approval. If Shareholders approve all of the resolutions at the general meeting and the Company agrees terms for the placements to proceed, the Company intends to use the funds raised from the placements to repay the amount of the outstanding loans to these Shareholders.

If the Company is not able to agree terms for the placements to proceed and the Company fails to raise at least A$400,000 under the Offer then, as set out in section 1.7, all application money submitted under the Offer will be returned or refunded to applicants without interest.

Metal Storm Limited Rights Issue
Section 4 — Effect of the Offer on the Company

4	Effect of the Offer on the Company
4.1	Effect on the Company’s capital structure
If the Offer is fully subscribed:
•	305,312,016 New Shares and 915,936,048 New Options will be issued;

•	the total number of Shares on issue will increase to 1,526,557,742, assuming no options are exercised, no Notes are converted into Shares and no further Shares are issued; and

•	the Company will raise approximately $3.1 million, less expenses estimated to be approximately $145,000.
The following table shows the effect that a fully-subscribed Offer will have on the capital structure of the Company.[1] If the Offer is not fully subscribed, fewer New Shares and New Options will be issued and there will be fewer Shares on issue following completion of the Offer than shown in the table below. The Company will announce to ASX the actual number of New Shares and New Options to be issued under the Offer after the Closing Date.

	Number of securities on	Number of securities on
	issue at the date of this	issue after completion of
Security type	Prospectus	the Offer
Shares	1,221,248,063	1,526,560,079
Quoted options	27,858,255	27,858,255
New Options	Nil	915,936,048
Unquoted employee options[2]	10,283,750	10,283,750
Other unquoted options	45,659,578	45,659,578
Interest Bearing Notes	32,367,720	32,367,720
Secured Notes	107,602,756	107,602,756

[1]	Assuming the Offer is fully subscribed, no options are exercised, no Notes are converted into Shares and no further securities are issued.

[2]	The Company has employee options on issue to current and former Directors, employees and consultants, of which 5,283,750 are currently exercisable. The employee options that are currently exercisable have exercise prices ranging from $0.18 to $0.40 per option, and exercise periods which expire from 30 September 2010 to 30 June 2013. In addition, there are 5,000,000 employee options exercisable at $0.01 per option expiring on 2 July 2011 which are not currently exercisable because their vesting conditions remain unsatisfied.
However, it is likely that the Company will issue Shares to Dutchess under the Dutchess Facility before the Allotment Date, although the number of Shares to be issued to Dutchess and the timing of these issues is not known. See the announcement on 22 June 2010 entitled “Metal Storm Changes Equity Line Provider” for further information.
Until the Company is able to obtain Shareholder approval to exclude the issue of Shares to Dutchess from the Company’s 15% limit under Listing Rule 7.1, the Company intends to periodically issue draw down notices for approximately $100,000. If Shareholder approval is obtained, the Company intends to issue draw down notices for up to $200,000 every one-to-two weeks. The Company has convened a general meeting to be held on 19 August 2010 for

Metal Storm Limited Rights Issue
Section 4 — Effect of the Offer on the Company

Shareholders to consider a resolution to exclude the issue of Shares to Dutchess from the Company’s 15% limit.

In addition, the Company may seek to raise additional funds by issuing Shares by way of placements before the Allotment Date.

Accordingly, Eligible Shareholders should review the Company’s ASX announcements and, in particular, any Appendix 3B — new issue announcements (available from the Company’s website www.metalstorm.com and on ASX’s company announcements platform accessible from www.asx.com.au) to consider any changes to the Company’s capital structure before deciding whether to participate in the Offer.

4.2	Effect of the Offer on the Company’s financial statements
(a)	Statement of comprehensive income
The Offer will have no immediate effect on the Company’s statement of comprehensive income.
(b)	Statement of financial position
Impact on statement of financial position

The Offer will impact the Company’s statement of financial position.

To illustrate this impact, the Company has prepared the unaudited proforma statement of financial position shown below.

As the Offer is not underwritten, the net proceeds to be raised under the Offer is uncertain and cannot be accurately predicted. Accordingly, the unaudited proforma statement of financial position has been prepared:
•	based on the audited financial statements of the Company as at 31 December 2009; and

•	to show the effect that a fully-subscribed Offer would have had if the New Shares had been issued on 31 December 2009.
The Company prepares its financial statements in accordance with AIFRS (Australian equivalents to International Financial Reporting Standards). The accounting policies upon which the unaudited proforma statement of financial position has been prepared are set out in the Company’s 2009 annual report released to ASX on 20 April 2010.

Whilst this unaudited proforma statement of financial position is included for illustrative purposes, the actual assets and liabilities of the Company after the New Shares are issued are likely to vary according to investing and operating activities of the Company between 31 December 2009 and the date the New Shares are issued.

Valuation of the New Options

As noted in section 2.3(g), the Company will value the New Options using a Black-Scholes options pricing model on their issue date (8 September 2010). The valuation of the New Options will not affect the impact of the Offer on total equity and cash and cash equivalents, which represent the net funds raised from the Offer. However, the valuation of the New Options will affect the apportionment of total equity between contributed equity and reserves.

For the purpose of illustrating the effect of the Offer on contributed equity and reserves in the unaudited proforma statement of financial position shown below, the Company has attributed a value to the New Options using an issue date of 28 July 2010. However, even if the Offer is fully subscribed, the actual amounts recorded against contributed equity and reserves are

Metal Storm Limited Rights Issue
Section 4 — Effect of the Offer on the Company

likely to differ due to market movements between 28 July 2010 and the date the New Options are actually issued and valued for accounting purposes (8 September 2010).

Effect of undersubscriptions

If the Offer is not fully subscribed, the amount of all of the impacted items shown in the unaudited proforma statement of financial position will be reduced, however, no other items in the Company’s statements of financial position will be affected.

For example, if the Offer is only 50% subscribed, the Company’s cash and cash equivalents, and total equity (being $663,149 for contributed equity and $718,411 for reserves, using an assumed valuation date of 28 July 2010 for the New Options), will both increase by $1,381,560.

Unaudited Proforma Statement of Financial Position

As at 31 December 2009
	Actual	Effect of	Proforma
	2009	Offer	2009
	$	$	$
Assets
Current assets
Cash and cash equivalents[1]	67,350	2,908,120	2,975,470
Available-for-sale financial investments	—	—	—
Trade and other receivables	309,284	—	309,284
Total current assets	376,634	2,908,120	3,284,754

Non-current assets
Trade and other receivables	28,679	—	28,679
Other financial assets
Property, plant and equipment	423,715	—	423,715
Intangible assets and goodwill	612	—	612
Total non-current assets	453,006	—	453,006

Total assets	829,640	2,908,120	3,737,760

Liabilities
Current liabilities
Trade and other payables	1,417,188	—	1,417,188
Conversion derivative	2,337,200	—	2,337,200
Non-interest bearing loans & borrowings	11,822,962	—	11,822,962
Interest-bearing loans and borrowings	4,070,584	—	4,070,584
Provisions	359,024	—	359,024
Total current liabilities	20,006,958	—	20,006,958

Metal Storm Limited Rights Issue
Section 4 — Effect of the Offer on the Company

	Actual	Effect of	Proforma
	2009	Offer	2009
	$	$	$
Non-current liabilities
Interest-bearing loans and borrowings	7,530	—	7,630
other	16,056	—	16,056
Total non-current liabilities	23,686	—	23,686

Total liabilities	20,030,644	—	20,030,644
Net assets (liabilities)	(19,201,004)	2,908,120	(16,292,884)

Equity Contributed equity	70,075,033	1,512,222	71,587,255
Reserves
	10,470,024	1,395,898	11,865,922
Accumulated losses	(99,746,061)	—	(99,746,061}
Total equity (deficiency)	(19,201,004)	2,908,120	(16,292,884)

[1]	Note: the net proceeds of the Offer are calculated as follows:

Gross proceeds	$3,053,120
Less estimated transaction costs	$145,000
Net proceeds	$2,908,120

The Company has used the 31 December 2009 statement of financial position as the basis for showing the financial effect of the Offer on the Company above because it is the Company’s most recent audited financial statement.

The financial statements for the half year ended 30 June 2010 are yet to be reviewed by the Company’s independent auditors. At this stage, the Company expects that between 31 December 2009 and 30 June 2010:
•	accumulated losses will have increased by approximately A$5.1 million; and
•	contributed equity and reserves will together have increased by approximately A$4.7 million.
Accordingly, total equity (and therefore net assets) as at 30 June 2010 will be approximately A$400,000 lower than shown in the pro forma statement of financial position, which represents a movement of approximately -2%.
The Company is subject to monthly cash flow reporting obligations. Eligible Shareholders are encouraged to review the Company’s recent Appendix 4C monthly cash flow statements released to ASX which are available on the Company’s website www.metalstorm.com before deciding whether to participate in the Offer.
(c)	Effect of the Offer on the Company’s monthly net operating cash outflows
The Company’s net operating cash outflows over the past six months have averaged approximately A$568,000 per month. As a result of the MAUL™ supply contract, the Company expects that on average its future monthly net operating cash outflows will increase by approximately 4-6% (to between A$590,000 and A$600,000 per month on average) in the short term as the Company commences production of the weapons and ammunition to be supplied under that contract.

Metal Storm Limited Rights Issue
Section 4 — Effect of the Offer on the Company

Approximately 50% of the Company’s recent monthly net operating cash outflows have been spent on commercialisation activities (including product development and marketing). The Company expects that this percentage figure will increase by approximately 2-5% as a result of performance of the MAUL™ supply contract. If the Company is successful in obtaining a significant amount of alternative funding, the Company intends to increase expenditure on commercialisation activities which will increase both the Company’s monthly net operating cash outflows and the percentage of funds directed towards commercialisation activities.

Metal Storm Limited Rights Issue
Section 5 — Risk factors

5	Risk factors
Eligible Shareholders should be aware that there are risks associated with subscribing for, and holding, New Shares and New Options. These can be categorised as:
•	risks specific to subscribing for, and holding, New Shares;

•	risks specific to subscribing for, and holding, New Options;

•	Company specific risks (those that relate directly to the Company’s business); and

•	general risks (those matters that relate to business in general).
Eligible Shareholders should also give detailed consideration to the assumptions and risks set out elsewhere in this Prospectus before deciding whether to participate in the Offer.

Some of these risks can be mitigated by the use of safeguards and appropriate controls. However, many are outside the control of the Company and cannot be mitigated.

An investment in the Company should be considered speculative. As such, New Shares and New Options carry no guarantee in respect of profitability, return of capital or, in respect of the New Shares, the price at which they will trade on ASX.

5.1	Risks specific to subscribing for, and holding, New Shares
(a)	The market price of Shares may not exceed the issue price of the New Shares
There is a risk that the market price of Shares will not exceed the issue price of the New Shares ($0.01). If you sell your New Shares and receive net proceeds of less than $0.01 per Share, you will suffer a loss.
(b)	Transferability of New Shares
Between 28 April 2010 to 28 July 2010:
•	the daily volume of Shares traded on the ASX ranged from 415,333 Shares to 23,164,439 Shares; and

•	on most trading days, between one million and six million Shares were traded (equivalent to approximately $10,000 to $60,000 worth of Shares, using a volume weighted average price of $0.010 per Share over this period).
Although the liquidity of the Shares may improve as a result of the issue of New Shares (and the exercise of any New Options) increasing the total number of Shares that can be traded, the limited liquidity in the market for Shares over the last three months suggests there is a risk that Eligible Shareholders may be prevented from selling their New Shares in the future if insufficient liquidity exists in the market for Shares at that time.

5.2	Risks specific to subscribing for, and holding, New Options
(a)	Transferability of New Options
New Options will not be easily transferable as they will not be quoted on ASX.
(b)	Shares issued upon exercise of New Options
Any Shares issued upon the exercise of New Options may not be able to be sold at an acceptable price, or at all if insufficient liquidity exists in the market for Shares. The comments in section 5.1(b) about the transferability of New Shares apply equally to the transferability of Shares issued upon the exercise of New Options.

Metal Storm Limited Rights Issue
Section 5 — Risk factors

(c)	Risk that the price of Shares will not increase
The price of Shares may not rise above the exercise price of $0.015 before the New Options expire on 7 September 2013.

If the price of Shares does not rise above $0.015, you may choose to allow your New Options to lapse and you will receive no value for your New Options.

If you exercise your New Options and sell the Shares at less than the exercise price of $0.015, you will suffer a loss.

5.3	Company specific risk factors

Specific risks that may affect the Company and Shares include the following:
(a)	Risk of failing to raise funds required
Cash reserves

The Company has limited cash reserves (approximately $195,000 as at 28 July 2010) which the Company will continue to monitor. The Company has not yet agreed the terms on which the GEM Facility Agreement will be terminated. The terms may include the requirement for the Company to repay GEM funds that were advanced on a draw down which did not proceed. The cash balance does not include any money that may be required to be paid to GEM. The Company believes that it will be in a position to fund any amount payable to GEM out of its available cash.

If insufficient funds are available under the Dutchess Facility and the Company does not have reasonable grounds to believe that it will be successful in its efforts to obtain an additional source of funding, the Company may be required to appoint an administrator.

Limitations of Dutchess Facility

The Company can only issue one draw down notice under the Dutchess Facility every five trading days. In addition, the Dutchess Facility contains a mechanism which operates on the occurrence of certain events (for example if the daily volume weighted average Share price on ASX is less than pre-determined levels) and at Dutchess’ discretion to reduce the amount Dutchess is required to provide under a draw down. These limitations may prevent the Company from obtaining sufficient funds under the Dutchess Facility when they are required.

Funding by Dutchess under the Dutchess Facility will have a dilutionary impact on existing Shareholders as the Company will issue Shares in consideration for amounts paid by Dutchess under the Dutchess Facility.

The Company is restricted in the amount of funds it can draw down under the Dutchess Facility until it obtains an approval from Shareholders under the Listing Rules to allow the issue of further Shares to Dutchess. The Company has convened a general meeting to be held on 19 August 2010 for Shareholders to consider the approval of Share issues under the Dutchess Facility. If Shareholders do not approve the issue of further Shares under the Dutchess Facility, an administrator may need to be appointed and all application money will be refunded to applicants without interest.

Additional fundraising required

As set out in section 3.2, the Company is continuing to pursue other sources of funding in addition to the funds available under the Dutchess Facility.

The Company’s ability to obtain additional funding will be subject to a number of factors, including market conditions. These factors may render the timing, amount and terms and

Metal Storm Limited Rights Issue
Section 5 — Risk factors

conditions of additional funding unattractive. The Company cannot be certain that it will be able to raise any required funds or capital on favourable terms or at all.

The Group may not have generated sufficient revenue to repay the Notes by 1 September 2011. If production commences before that date, the Group will have additional cash flow to cover expenses. This may also lead to a favourable effect on the Share price which may encourage Note Holders to convert their Notes into Shares. However, a further re-financing of the Notes or an additional capital raising may be required to repay the Notes and there is no certainty that the Company will be able to do so before that time. If the Company does not have reasonable grounds to believe it will be successful in re-financing the Notes or obtaining sufficient capital to repay the Notes, the Company may be required to appoint an administrator.

In addition, the Company may seek to exploit business opportunities that will require it to raise additional capital from equity or debt sources. In particular, developing and commercialising new technology and products to develop its business could require a significant commitment of additional resources that could, in turn, require the Company to obtain additional funding. The Group may also require further funds to pursue regulatory clearances, prosecute and defend its intellectual property rights, develop marketing capabilities and fund operating expenses.
(b)	Uncertainty of market acceptance
The Group plans to develop its technology for use in a range of military, law enforcement, counter-terrorism and commercial applications. It is not yet known whether the technology will be accepted in the market or the rate of any market acceptance. The degree of market acceptance will depend on a number of factors, including the receipt and timing of any regulatory approvals, the establishment and demonstration of the need, safety, efficacy and cost-effectiveness of the Group’s technology and products, and the technology’s advantages over existing technologies.

Even if they perform successfully in research and evaluation trials, it is also not yet known whether the Group will be able to fully develop or commercialise its technology and products.

The Company anticipates that its primary customers will be the allied military and law enforcement community particularly the United States. The Company cannot be certain that current levels of defence spending will be maintained or that the Company will win further contracts from potential customers.
(c)	Risk of not being able to meet required standards
The Group’s technology requires further investment, research, development and testing before it will meet the broad standards that military and law enforcement organisations require from products of this nature. The Group cannot be certain it will be able to develop the technology to satisfy these standards or any other regulatory requirements that may be imposed.

If for any reason the Company is unable to meet current standards under its existing budget, additional funds would be required to enable the Company to meet those standards.
(d)	Risk of a catastrophic event involving the technology
Any technology that involves explosive or ballistic functionality presents a risk of catastrophic failure. Any incident of this nature involving the Group’s technology or products could damage the Company’s reputation and marketing ability.

In addition, any accident involving the Group’s products or technology, whether in use by the Group or its customers, and whether being used in the correct manner or not, could damage the Company’s reputation and marketing ability.

Metal Storm Limited Rights Issue
Section 5 — Risk factors

(e)	Risk in research and development programs
Some of the Group’s development programs are undertaken in collaboration with US and Australian government defence agencies or private companies operating in the defence industry.

If the Group is unable to continue these collaborative programs or find partners for future programs, it could have a materially adverse effect on the Group.

Further, if there is a decrease of available funding in respect of such programs, it could have a material adverse effect on the Group.
(f)	Risk of the effect of government regulation
The Group is developing products for sale in the defence and law enforcement industries, which are subject to extensive regulation.

Products to be manufactured using the technology may also be subject to government regulation, including regulations governing use, specification, manufacture, handling, disposal, packaging, labelling, transport and import/export in Australia, the United States and in each of the countries into which such products are intended to be exported.

The Group allocates resources towards monitoring compliance, training, security of goods, reporting and reviewing legislative and other changes to ensure it is complying with the relevant regulations in the jurisdictions in which it operates. Failure to comply with government regulations could result in the Group being unable to sell its products in those jurisdictions.

The Australian government has discretionary powers with regard to certain defence laws and regulations.

The Group conducts its operations under permit or with specific exemption to certain laws and regulations. The withdrawal of these permits or exemptions by regulatory authorities could restrict the Group’s ability to commercialise its technology.

The US or Australian government could choose to exercise powers available to them under export control regulations to control the export of the Group’s technology or products developed. The exercise of such power could have a material adverse effect on the Group.
(g)	Intellectual property protection risk
The Company principally relies upon patents, trade secrets, copyright and contract law to protect its proprietary technology. The protective measures taken by the Company may not be adequate to protect its proprietary technology.

Many of the laws of foreign countries treat the protection of proprietary rights differently from, and may not protect proprietary rights to the same extent as do laws in Australia, the United States and Patent Co-operation Treaty countries. In addition, the laws of many countries, including Australia and the United States, provide governments with the ability to control or restrict the export of defence-related technologies and products developed from such technologies.

Patent matters involve complex legal and factual questions. Accordingly, the Company cannot predict the availability and breadth of claims sought in relation to patents applied for. Statutory differences in patentable subject matter between countries may limit the protection the Company can obtain for some of its inventions, or prevent it from obtaining patent protection, in some countries.

Additionally, the enforceability of a patent is dependent on a number of factors, which may vary between jurisdictions. These factors may include the novelty of the invention, the

Metal Storm Limited Rights Issue
Section 5 — Risk factors

requirement that the invention not be obvious, the utility of the invention, the extent to which the patent clearly describes the best method of working the invention, and whether the patent’s claims are fairly based on its specification.

The Company has obtained and continues to seek patent protection for its technology.

Furthermore, the Company cannot be certain that patents held by third parties will not prevent the commercialisation of products incorporating its technology or that third parties will not challenge or seek to narrow, invalidate or circumvent any of its issued, pending, or future patents.

The Company may need to litigate to enforce patents, or to determine the scope and validity of third party proprietary rights. It is possible that the Company could incur substantial costs and be diverted from its efforts to commercialise products.

The Company relies on unpatented trade secrets, know-how and proprietary technological innovation and expertise, which are protected, in part, by confidentiality agreements with employees, advisers, consultants and others. However, these agreements may not provide adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorised use or disclosure.
(h)	Risk of infringement claims from others
The Company’s commercial success may depend, in part, on its ability to avoid infringing on patents issued to others. The Company could potentially incur substantial costs defending actions or threatened actions alleging patent infringement or improper use of proprietary information by it, and any such claims could divert management resources. If the Company is found to have infringed a third party patent, it could be subject to an injunction preventing exploitation of the patented product or process, and ordered to pay money damages to compensate for, or an account of profits it has gained from, the infringement.

The Company cannot be certain that if it requires licenses for patents held by third parties that they would be made available on terms acceptable to it, if at all. Unavailability could prevent exploitation of the patented product or process.
(i)	Risk of government action on patent applications and patents
The Australian and US governments have powers that could interfere with the Company’s ability to obtain patents or commercialise its technology.

For example, under the provisions of the Patents Act 1990 (Cth), the Commonwealth of Australia has the right to exploit an invention for the services of the Commonwealth of Australia at any time after a patent application has been made. The remuneration and terms for exploitation are determined by agreement or by a court.

A patent or a patent application may also be acquired by the Commonwealth of Australia. Compensation is determined by agreement or by a court.

Under the US Patent Act, the US government may use an invention described in and covered by a US patent without license of the owner. The remuneration and terms for compensation are determined by agreement or by a court.

Any such actions in relation to the Company’s patents by the governments of Australia, the United States or other countries could affect its ability to protect and effectively commercialise its technology.
(j)	Risk of competition and technological changes
The defence industry market is highly competitive and can be subject to significant technological change. Large, well-established defence companies are engaged in research

Metal Storm Limited Rights Issue
Section 5 — Risk factors

and development and have considerably greater resources than the Company to develop applications for defence technology.

Some of the research being conducted on defence technology is funded by government agencies in the United States. The Company competes for government resources allocated to research and development projects.

The defence industry market is characterised by changing technology, evolving industry standards, introductions and enhancements and changing customer demands.

Accordingly, the Company’s success may depend on its ability to adapt to changing technologies and evolving industry standards.
(k)	Risk of product liability exposure
The testing, marketing and sale of the Group’s technology may result in products that are used in situations that may result in serious, permanent bodily injury, or even death, to those involved.

Legal action may be brought against the Group for personal injury, wrongful death, negligent design, dangerous product or inadequate warning.

There can be no assurance that adequate or necessary insurance coverage will be available or will be obtained to limit the Group’s product liability exposure.
(I)	Risk of reliance on third party manufacturers
The Group does not presently have any significant manufacturing capability and may be reliant on entering into satisfactory arrangements with contract manufacturers, which may not be possible.

Similarly the Group may be dependent upon suppliers of parts for its projectile launching systems and teaming partners with whose weapons platforms its systems may be integrated.
(m)	Risk of reliance on Directors, senior management and key personnel
The responsibility of overseeing day to day management and the strategic management of the Company is concentrated amongst a small number of key people including the Directors and senior management. There can be no assurance that there will not be a detrimental impact on the Company’s operations and performance if a number of these key people were to cease their engagement with the Company.

The loss of the services of certain such personnel could have a material adverse effect upon the Company, as the Company may not be able to recruit replacements for the key personnel within a short timeframe.

5.4	General risk factors
(a)	Share market conditions
As the Company is a listed company, the price at which its securities trade will be subject to the numerous influences that may affect both the broad trend in the sharemarket and the share prices of individual companies and sectors. Investors should recognise that the price of Shares may fall as well as rise.
(b)	Economic conditions
Both domestic and world economic conditions may affect the performance of the Company. Relevant factors include financial system stability, the level of inflation, interest and exchange rates, investor sentiment, changes in fiscal, monetary and regulatory policies and sovereign or political risk in each of the regions in which the Company operates.

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Section 5 — Risk factors

(c)	Market risk
A number of factors outside the control of the Company may impact significantly on the Company, its performance and the price of its securities, including factors such as domestic and international competition, exchange rate fluctuations and competitive pressures forcing market prices lower.
(d)	Government policies
The Company’s business may be impacted by changes to government policies (including taxation).

Metal Storm Limited Rights Issue
Section 6 — Additional information

6	Additional information
6.1	Rights attaching to Shares

The following is a summary of the rights that will attach to the New Shares. The New Shares will be fully paid ordinary shares and will rank equally with existing fully paid ordinary shares. This summary is not intended to be exhaustive or to constitute a definitive statement of the rights and liabilities of Shareholders, which can involve complex questions of law arising from an interaction of the Constitution with statutory and common law requirements. Eligible Shareholders who wish to obtain a definitive assessment of the rights and liabilities that attach to Shares in any specific circumstance should seek their own advice.

General meetings

Each Shareholder is entitled to receive notice of, and to attend and, except in certain circumstances, vote at, general meetings of the Company and to receive all notices, financial reports and other documents required to be furnished to Shareholders under the Constitution, the Corporations Act or Listing Rules.

Voting rights

Subject to any rights or restrictions for the time being attached to any class of shares, at a meeting of Shareholders, each Shareholder entitled to vote may vote in person or by proxy or attorney or, being a corporation, by representative duly authorised under the Corporations Act, and has one vote on a show of hands and one vote per Share on a poll.

Dividend rights

The Directors may from time to time determine to distribute the profits of the Company by way of dividends. Subject to the rights and restrictions attaching to a class of shares, dividends are payable on all shares pro rata to the total amount for the time being paid, but not credited as paid, in respect of the shares as a proportion of the total amounts then paid and payable thereon, excluding amounts credited.

The Company has not declared or paid dividends. The Directors are not able to indicate when and if dividends will be paid in the future, as payment of any dividend will depend on future profitability, financial position and cash requirements of the Company.

Transfer of Shares

A Shareholder may transfer Shares by a written transfer or in any manner permitted or required by the Listing Rules or the ASTC Settlement Rules. The Company may refuse to register a transfer where permitted or required by the Listing Rules or the ASTC Settlement Rules.

Rights on winding-up

Subject to the rights of holders of any other securities who have priority on a winding-up, if the Company is wound up (whether voluntarily or otherwise), any surplus will be divided amongst Shareholders in proportion to the amount paid (not credited as paid) on the shares held by them. If the Company is wound-up, the liquidator may divide among the Shareholders in specie or in kind, any part of the property of the Company and may vest any part of the assets of the Company in trustees upon any trusts for the benefit of all or any of the Shareholders as the liquidator thinks fit.

If thought expedient, any division may be otherwise than in accordance with the legal rights of the Shareholders and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but in the case any division otherwise than in

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Section 6 — Additional information

ILLEGIBLE

Issue of shares

Subject to the Constitution, the Corporation Act and the Listing Rules, the Directors may allot additional shares with such terms and conditions as they think fit.

Variation of rights

The Company currently has one class of share on issue. If the shares capital is at any time divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of that class) may, whether or not the Company is being wound up, and subject to the Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

6.2	Discretion to deal with shortfall

To the extent there is any shortfall in subscriptions for New Shares and New Options under the Offer, the Directors reserve the right to allocate top up Shares and options or place any shortfall at their discretion within three months of the close of the Offer.

6.3	Expenses of the Prospectus

The total expenses of preparing this Prospectus, including legal, accounting, tax, marketing and administrative fees as well as printing, advertising and other expenses relating to this Prospectus and the Offer, are expected to be approximately $145,000 (excluding GST). These expenses will be borne by the Company.

The fees reflect the nature of the Prospectus preparation process, which involved the preparation of a prospectus lodged with ASIC on 15 July 2010 that was subsequently withdrawn. Because of this, the Company incurred additional expenses for Prospectus drafting, printing, due diligence and regulatory fees which would not have been incurred if the Company had proceeded with the offer of securities under the terms of the original prospectus.

6.4	Interests of Directors

Except as set out below or elsewhere in this Prospectus, no Director holds, or has at any time during the past two years held, any interest in:
(a)	the formation or promotion of the Company;

(b)	Property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

(c)	the Offer.
The table below shows the interests of each Director in securities of the Company as at the date of this Prospectus:

Director name	Shares	Notes	Options
Terry O’Dwyer	1,054,979	67,636	Nil
Trevor Tappenden	100,000	Nil	Nil
John Nicholls	Nil	Nil	Nil

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Section 6 — Additional information

Director name	Shares	Notes	Options
Lee Finniear	447,062	Nil	1,000,000
Directors (and their associates) who are Eligible Shareholders are entitled to participate in the Offer.

6.5	ASIC exemption

The Company received from ASIC an exemption under section 741(1)(b) of the Corporations Act dated 2 August 2010 which modifies the Company’s disclosure obligations under section 711(3) of the Corporations Act. Section 711(3) requires the Company to disclose payments or benefits to Directors and is not limited by time. The exemption obtained by the Company modifies the Company’s disclosure obligations under this section so that only payments or benefits to Directors within the last two years, or material payments or benefits to Directors within the last five years, are required to be disclosed in this Prospectus.
6.6	Payments or benefits to Directors

No one has paid or agreed to pay any amount or given or agreed to give any benefit to any Director to induce them to become, or qualify as, a Director or for services provided by a Director in connection with the promotion or formation of the Company or the Offer during the past two years.

In addition, no one has paid or agreed to pay any material amount or given or agreed to give any material benefit to any Director to induce them to become, or qualify as, a Director or for services provided by a Director in connection with the promotion or formation of the Company or the Offer during the past five years.

6.7	Interests of advisers

Except as set out below or elsewhere in this Prospectus, no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus, or a promoter, holds, or has at any time during the last two years held, any interest in:
(a)	the formation or promotion of the Company; or

(b)	any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or in connection with the Offer; or

(c)	the Offer.
Except as set out below or elsewhere in this Prospectus, no one has paid or agreed to pay any amount or given or agreed to give any benefit for performing a function in a professional, advisory or other capacity for services provided by that person in connection with the formation or promotion of the Company or the Offer.

Corrs Chambers Westgarth has acted as legal adviser to the Company in relation to the preparation of the Prospectus. Corrs Chambers Westgarth will receive approximately $100,000 (excluding GST) for its work up to the date of this Prospectus. Further disbursements and amounts may be paid to Corrs Chambers Westgarth in accordance with time-based charges.

6.8	Consents

Written consents to be named in the form and context in which they are named have been given and, at the time of lodgement of this Prospectus with ASIC, have not been withdrawn by the following parties:

Metal Storm Limited Rights Issue
Section 6 — Additional information

•	Corrs Chambers Westgarth as legal adviser to the Company as set out in section 6.7;

•	PricewaterhouseCoopers as being named as auditors of the Company in the corporate directory; and

•	Computershare Investor Services Pty Limited as security registrar for the Company.
Other than as specified above, none of these persons has made any statement that is included in this Prospectus or any statement on which a statement in this Prospectus is based.
6.9	Availability of financial reports and disclosure notices

The Company is a “disclosing entity” under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules.

These reporting and disclosure obligations require the Company to lodge on ASX’s company announcements platform information about specified events and matters as they arise for the purposes of making that information available to the market. In particular, the Company has an obligation under the Listing Rules (subject to certain limited exceptions) to immediately disclose on the ASX’s company announcements platform any information of which it becomes aware concerning the Company that a reasonable person would expect to have a material effect on the price or value of securities in the Company. All announcements made by the Company are available on the Company’s website www.metalstorm.com or from ASX’s company announcements platform accessible from www.asx.com.au.

The Company is also required to prepare and lodge with ASIC both yearly and half yearly financial statements accompanied by a Directors’ statement and report and an auditor’s report. These reports are also released to ASX’s company announcements platform and published on the Company’s and ASX’s website. Copies of documents that the Company has lodged with ASIC may be obtained from, or inspected at, an ASIC office.

Up to and including the Closing Date, the Company will provide, on request by any person, a copy of the following documents free of charge:
(a)	the last annual financial report lodged with ASIC by the Company on 26 February 2010; and

(b)	any documents lodged by the Company on ASX’s company announcements platform after lodgement of that annual financial report and before the lodgement of this Prospectus with ASIC, including the Company’s monthly and quarterly reports.
Please call +61 7 3123 4700 if you would like the Company to provide you with a copy of any of these documents.

Section 6.10 lists the announcements made by the Company on ASX’s company announcements platform since the last annual financial report was lodged.

6.10	ASX announcements since the Company’s last annual financial report

All announcements made by the Company on ASX’s company announcements platform since the last annual financial report was lodged on 26 February 2010 are listed below. Electronic copies of these announcements are available on the Company’s website www.metalstorm.com and on ASX’s company announcements platform accessible from www.asx.com.au.

Date	Announcement description
26/02/2010	Appendix 4C — monthly
4/03/2010	Results of meeting

Metal Storm Limited Rights Issue
Section 6 — Additional information

Date	Announcement description
4/03/2010	Appendix 3B
10/03/2010	Change in Director’s Interest Notice
11/03/2010	Convertible Notes Interest Payment — March 2010 Quarter
12/03/2010	Metal Storm Weapons participate in UGV Live-fire Scenario
15/03/2010	Metal Storm receives order from US Marine Corps
15/03/2010	Notice under Section 708(5)(e) Corporations Act
16/03/2010	Appendix 3B
22/03/2010	Becoming a substantial holder
24/03/2010	Metal Storm settles arbitration proceedings with StarChase
24/03/2010	Metal Storm Quoted Options Prospectus Lodged with ASIC
25/03/2010	Ceasing to be a substantial holder
30/03/2010	Notice under Section 708A(5)(e) Corporations Act
30/03/2010	Prospectus dispatched to Eligible Option Holders
31/03/2010	Appendix 4C — monthly
1/04/2010	Appendix 3B
6/04/2010	Appendix 3B
9/04/2010	Appendix 3B
13/04/2010	Appendix 3B
19/04/2010	Appendix 3B
20/04/2010	Change in substantial holding
20/04/2010	Metal Storm Awarded Mission Payload Module Contract
20/04/2010	2009 Annual Report
20/04/2010	Notice of Annual General Meeting/Proxy Form
20/04/2010	Metal Storm — Major US Marines Non-Lethal Weapon Contract
22/04/2010	Appendix 3B
29/04/2010	Reissued Appendix 3B
29/04/2010	Appendix 4C 31 March 2010 — Month and Quarter
30/04/2010	Notice under Section 708A (5) Corporations Act
30/04/2010	Metal Storm completes Capital Placement
30/04/2010	Notice under Section 708A (5) Corporations Act
30/04/2010	Appendix 3B
5/05/2010	Reissued Appendix 3B
7/05/2010	Confirmation of Options Issue and Quotation
7/05/2010	Appendix 3B
7/05/2010	Top 20 securityholders
10/05/2010	Appendix 3B
11/05/2010	Quoted Options Change of ASX Code and Start of Trading
13/05/2010	Metal Storm closes Private Placement
17/05/2010	Notice under Section 708A(5)(e) Corporations Act
17/05/2010	Appendix 3B
21/05/2010	2010 Chairman and CEO Addresses to AGM
21/05/2010	Results of Meeting
25/05/2010	Appendix 3B
28/05/2010	Appendix 3B
28/05/2010	Appendix 4C — monthly
31/05/2010	Appendix 3B
1/06/2010	Metal Storm delivers to US Marines
4/06/2010	Appendix 3B

Metal Storm Limited Rights Issue
Section 6 — Additional information

Date	Announcement description
8/06/2010	CEO Bulletin
9/06/2010	Appendix 3B
10/06/2010	Convertible Notes Interest Payment — June 2010 Quarter
15/06/2010	Metal Storm sets new speed record for 40mm fire
16/06/2010	Appendix 3B
21/06/2010	Appendix 3B
22/06/2010	Metal Storm Changes Equity Line Provider
22/06/2010	Metal Storm Completes Private Placement
22/06/2010	Notice under Section 708A(5)(e) Corporations Act
24/06/2010	Appendix 3B
25/06/2010	Appendix 3B
29/06/2010	Appendix 3B
30/06/2010	Notice under Section 708A(5)(e) Corporations Act
1/07/2010	Appendix 3B
2/07/2010	Appendix 3B
6/07/2010	Notice under Section 708A(5)(e) Corporations Act
9/07/2010	US Marines IED Kit Update
15/07/2010	Rights Issue Prospectus lodged with ASIC
15/07/2010	Appendix 3B
15/07/2010	Letters dispatched to Option Holders
15/07/2010	Correction to Announcement of Timetable for Rights Issue
16/07/2010	Form 20 as filed with SEC 15 July 2010
19/07/2010	Notice of Extraordinary General Meeting/Proxy Form
20/07/2010	Notice under Section 708A(5)(e) Corporations Act
20/07/2010	Appendix 3B
23/07/2010	Appendix 3B
27/07/2010	Trading Halt
28/07/2010	Metal Storm Rights Issue
28/07/2010	Appendix 3B
29/07/2010	Appendix 4C — Monthly and Quarterly
2/08/2010	Appendix 3B
3/08/2010	Metal Storm awarded volume weapons production contract
6.11	Market price of Shares in the last three months

From 28 April 2010 to 28 July 2010, Shares have traded on the ASX between $0.006 and $0.014.

The volume weighted average price of Shares over this period was $0.010.

Metal Storm Limited Rights Issue
Section 6 — Additional information

6.12	Directors’ consent and authorisation

Each Director has authorised and consented to the lodgement of this Prospectus with ASIC and has not withdrawn that consent prior to its lodgement with ASIC.

Metal Storm Limited Rights Issue
Section 7 — Definitions

7	Definitions
In this Prospectus, the following terms have the meanings below unless the context otherwise requires:

AEST	Australian Eastern Standard Time

Additional New Shares	New Shares applied for by Eligible Shareholders in excess of their Entitlements

Allotment Date	the date set out in the Timetable

ASIC	Australian Securities and Investments Commission

ASTC Settlement Rules	the operating rules of the ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532, currently known as the ASTC Settlement Rules, as amended or replaced from time to time

ASX	ASX Limited ACN 008 624 691 or, where the context requires, the securities exchange it operates

Closing Date	the date set out in the Timetable

Company	Metal Storm Limited ABN 99 064 270 006

Constitution	the constitution of the Company

Corporations Act	Corporations Act 2001 (Cth)

Director	a director of the Company

Dutchess	the Dutchess Opportunity Fund II LP

Dutchess Facility	the equity line of credit facility available to the Company under the line agreement between Dutchess and the Company dated 22 June 2010

Eligible Shareholder	a Shareholder as at 7.00 pm (AEST) on the Record Date and who is not an Ineligible Shareholder

Entitlement	for each Eligible Shareholder:

•   the number of New Shares they are entitled to subscribe for on the basis of one New Share for every four Shares held at 7.00 pm (AEST) on the Record Date upon payment of the issue price of $0.01 per New Share; and

• the number of New Options they are entitled to be issued for no additional consideration on the basis of three New Options for every New Share allotted

Entitlement and Acceptance Form	the form accompanying this Prospectus that Eligible Shareholders can use to subscribe for New Shares, including Additional New Shares, and be issued New Options

GEM	GEM Global Yield Fund Ltd

GEM Facility Agreement	the GEM Equity Line Facility Agreement between GEM, GEM Investment Advisors, Inc and the Company dated 31 December 2009

Group	the Company, its wholly-owned subsidiaries and MSI

GST	Goods and Services Tax

Metal Storm Limited Rights Issue
Section 7 — Definitions

Ineligible Shareholder	a Shareholder with an address in the register of Shareholders outside Australia or an Offer Country, unless the Company is satisfied that it is not precluded from lawfully issuing New Shares and New Options to that Shareholder either unconditionally or after compliance with conditions which the Board, in its sole discretion, regards as acceptable and not unduly onerous

Interest Bearing Notes	the convertible notes in the Company quoted by ASX under ticker code MSTG

Listing Rules	the official listing rules of ASX, as amended or waived by ASX from time to time

MPM Contract	the $1.5 million contract awarded by the US Marine Corps to MSI, under which MSI will develop the Mission Payload Module — Non Lethal Weapon System described further in section 3.3(b).

MSI	the Company’s US subsidiary, Metal Storm Inc.

New Options	options issued on the terms and conditions set out in the schedule

New Shares	Shares to be issued under the Offer

Note Holders	persons whose names are entered in the register of Secured Notes or Interest Bearing Notes, as the context requires, maintained by or on behalf of Company

Notes	the Secured Notes and the Interest Bearing Notes or any of them as the context requires

Offer	the non-renounceable offer of New Shares and New Options to Eligible Shareholders under this Prospectus

Offer Countries	New Zealand and Singapore

Privacy Act	Privacy Act 1988 (Cth)

Record Date	7.00 pm (AEST) on the date set out in the Timetable

Secured Notes	the convertible notes in the Company quoted by ASX under ticker code MSTGA

Shareholder	a holder of Shares

Shares	fully paid ordinary shares in the capital of the Company

Timetable	the timetable set out on page 3

US or United States	United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

US person	the meaning given in Regulation S under the US Securities Act

US Securities Act	the United States Securities Act of 1933, as amended

Metal Storm Limited Rights Issue
Schedule — New Option Terms

Schedule — New Option Terms
(a)	Each option entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company (Share) upon exercise of the option and payment of the Exercise Price (defined below).

(b)	Each option is exercisable at $0.015 (Exercise Price), payable in full on exercise of the option.

(c)	The options expire at 5.00 pm Australian Eastern Standard Time on the date which is three years from the date of issue of the options (Expiry Date).

(d)	The Company must give the holder of each option a certificate or holding statement stating:
(i)	the number of options issued to each holder;

(ii)	the Exercise Price of the options; and

(iii)	the date of issue of the options.
(e)	Holders may exercise options at any time up to the Expiry Date. Any option not exercised, automatically expires on the Expiry Date.

(f)	Options may only be exercised by the delivery to the registered office of the Company or the share registry of a notice in writing stating the intention of the holder to:
(i)	exercise all or a specified number of options; and

(ii)	pay the Exercise Price in full for the exercise of each such option.
(g)	The exercise notice must be accompanied by the certificate or holding statement for the options being exercised and a cheque made payable to the Company for the Exercise Price for the options being exercised.

(h)	The options will be deemed to have been exercised on the date the exercise notice is received by the Company or the share registry.

(i)	The Company will allot the Shares to which a holder is entitled following exercise of options and deliver a holding statement with respect to such Shares within the timeframe required by the Listing Rules.

(j)	The exercise of only some options will not affect the rights of the holder to the balance of the options held by them.

(k)	If the holder of the options exercises less than the total number of options registered in the holder’s name:
(i)	the holder of the options must surrender its option certificate, if one has been issued by the Company; and

(ii)	the Company must cancel the certificate and issue the holder of the options a new certificate or holding statement stating the remaining number of options held by the holder and stating the information set out in item (d) above.
(I)	Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the holder of the options has exercised its options before the record date for determining these entitlements and participates as a result of holding Shares.

(m)	All Shares issued on exercise of a option will:

Metal Storm Limited Rights Issue
Schedule — New Option Terms

(i)	rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;

(ii)	be issued credited as fully paid;

(iii)	be duly authorised and issued by all necessary corporate action; and

(iv)	be allotted and issued free from all liens, charges and encumbrances whether known about or not including statutory and other pre-emption rights and any transfer restrictions.
(n)	The Company will apply to ASX Limited for official quotation of the Shares issued upon exercise of options within the time period required by the Listing Rules.

(o)	The options may be transferred at any time in accordance with the Corporations Act 2001 (Cth) and the Listing Rules.

(p)	A holder of options does not have the right to participate in bonus issues or new issues of securities offered to shareholders until Shares are allotted to the holder pursuant to the exercise of the relevant options.

(q)	In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the holders of options (including, without limitation, the number of options to which the option holder is entitled to and the exercise price) will be changed (as appropriate) in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(r)	If the Company makes a pro rata issue (other than a bonus issue) to existing Shareholders and no Share has been issued in respect of the options before the record date for determining entitlements to the issue, the Exercise Price of each option will be reduced in the manner permitted by the Listing Rules applying at the time of the pro rata issue.

(s)	If the Company makes a bonus issue to existing shareholders and no Share has been issued in respect of a option before the record date for determining entitlements to the issue, then the number of Shares over which that option is exercisable will be increased in the manner permitted by the Listing Rules applying at the time of the bonus issue.

(t)	The Company is entitled to treat the registered holder of a option as the absolute holder of that option and is not bound to recognise any equitable or other claim to, or interest in, that option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute.

(u)	If the Company is obliged to make a payment in respect of withholding tax in relation to the options, the Company must:
(i)	promptly pay any amount deducted to the appropriate governmental taxation authority;

(ii)	if requested by the option holder, within 30 days after that request, give to that option holder a copy of the relevant documentation evidencing the payment; and

(iii)	issue the option holder the net number of options after making the payment.

Metal Storm Limited Rights Issue
Corporate Directory

Corporate Directory
Directors
Mr Terry J O’Dwyer — Non-Executive Chairman
Dr Lee Finniear — Chief Executive Officer
Mr John R Nicholls — Non-Executive Director
Mr Trevor Tappenden — Non-Executive Director
Registered Office
Building 4, 848 Boundary Road
Richlands QLD 4077
Australia
Tel: +617 3123 4700
Fax: +617 3217 0811
email: msau@metalstorm.com
website: www.metalstorm.com
Principal Place of Business in the USA
Suite 810, 4350 N Fairfax Drive
Arlington VA 22203
United States of America
Ph: +1 703 248 8218
Fax: +1 703 248 8263
Auditor
PricewaterhouseCoopers
Riverside Centre
123 Eagle Street
Brisbane QLD 4000
Australia
Lawyers
Corrs Chambers Westgarth
Level 35, Waterfront Place
1 Eagle Street
Brisbane QLD 4000
Australia
Security Registry
Computershare Investor Services Pty Limited
Level 19
307 Queen Street
Brisbane QLD 4000
Australia

Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra QLD 4076 Tel: +61 7 3123 4700 Fax: +61 7 3217 0811 Web: www.metalstorm.com Email: msau@metalstorm.com

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 5240 Brisbane
Queensland 4001 Australia
Enquiries (within Australia) 1300 552 270
(outside Australia) 61 3 9415 4000

Use a black pen. Print in CAPITAL letters inside the grey areas.
 Securityholder Reference Number (SRN)

 For your security keep your SRN/H IN confidential.
Entitlement and Acceptance Form (including Additional New Shares)
This personalised form can only be used in relation to the securityholding represented by the SRN or HIN printed above. This is an important document and requires your immediate attention. If you are in doubt about how to deal with this document, please consult your financial or other professional adviser.
Non-renounceable rights issue closing 5.00pm (AEST)
on Tuesday 31 August 2010
Non-renounceable rights issue of 1 New Share for every 4 fully paid ordinary shares registered and entitled to participate at 7.00pm (AEST) on 11 August 2010 (Record Date) at an issue price of A$0.01 per New Share. Eligible Shareholders that subscribe for New Shares will be issued three New Options for every New Share allotted. Eligible Shareholders may also apply for New Shares in excess of their entitlements (Additional New Shares).
Receipt of the slip below by 5.00pm (AEST) on 31 August 2010 with your payment, utilising the payment options detailed overleaf will constitute acceptance in accordance with the terms and conditions of the Prospectus dated 3 August 2010.
I/We enclose my/our payment for the amount shown below being payment of A$0.01 per New Share. I/We hereby authorise you to register me/us as the holder(s) of the New Shares and New Options allotted to me/us, and I/we agree to be bound by the constitution of Metal Storm Limited (the Company).

A
Securityholder Entitlement details

Subregister	Issuer

Existing Shares entitled to participate at Record Date	XXX,XXX,XXX

Entitlement to New Shares on a 1 for 4 basis	XXX,XXX,XXX

Amount payable on full acceptance at A$0.01 per New Share	X,XXX,XXX.XX

Entitlement Number	123456789012

		See back of form for completion guidelines	+
MST	2 N R B	SAMP_PAYMENT_000000/000001/000001/i

▼ PLEASE DETACH HERE ▼

Paperclip cheque(s) here. Do not staple.	Metal Storm Limited ABN 99 064 270 006

Please see overleaf for Payment Options
Ent: X,XXX	Pay: X,XXX

Biller Code: 101584 Ref No: 1234 5678 9012 3456 78
Number of Additional New Shares
B	Number of New Shares applied for	C	applied for	D	Amount enclosed at A$0.01 per New Share A$ ..
E	Payment Details — Please note that funds are unable to be directly debited from your bank account

Drawer	Cheque number	BSB number	Account number	Cheque amount A$
Make your cheque or bank draft payable to "Metal Storm Rights Issue A/C"
F	Contact Details Please provide your contact details in case we need to speak to you about this slip

Name of contact person	Contact person’s daytime telephone number ( )

1 2 3 4 5 6 7 8 9 0 1 2 3 4 5 6 + 1 2 3 4 5 6 7 8 9 0 - 1 2 3 4 + 1 2

How to complete the Entitlement and Acceptance Form (including Additional New Shares)
Please note that photocopies of this form will not be accepted. These instructions are cross-referenced to each section of the Entitlement and Acceptance Form.

A	Entitlement

Details of your Entitlement based on your Securityholding at 7.00pm (AEST) on 11 August 2010 are shown in Section A on the from of this Entitlement and Acceptance Form.

B	New Shares accepted

You can accept either all or part of your Entitlement. Enter in Section B the number of New Shares you wish to accept from your Entitlement.

Please ensure you complete Section B on the bottom of the form.

C	Additional New Shares applied for

Enter the number of Additional New Shares you wish to apply for (if any).

No Eligible Shareholder is assured that they will receive any New Shares applied for in excess of their Entitlement and any amount by which applications from Eligible Shareholders exceed their Entitlements may be scaled back at the Company’s discretion, in such manner as the Company considers is reasonable in the circumstances.

If you wish to apply for Additional New Shares, please ensure you complete Section C on the bottom of the form.

D	Acceptance monies

Enter the total amount of acceptance monies payable. To calculate this amount, multiply the total number of New Shares applied for in Section B, and if applicable, Section C, by A$0.01.

Please ensure you complete Section D on the bottom of the form.
E	Payment details

You can apply for New Shares and Additional New Shares by utilising the payment options detailed below. Please note that funds are unable to be directly debited from your bank account.

By making your payment using either electronic means or by cheque, bank draft or money order, you confirm that you:
•	agree to all of the terms and conditions as detailed in the Prospectus dated 3 August 2010; and

•	are not in the United States or acting for the account or benefit of a person in the United States.
Your cheque, money order or bank draft must be made in Australian currency and drawn on an Australian branch of a financial institution. Such payment must be made payable to “Metal Storm Rights Issue A-C” and crossed “Not Negotiable”. Payments not properly drawn may be rejected.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Entitlement and Acceptance Form being rejected. Paperclip (do not staple) your cheque(s) to the form where indicated. Cash will not be accepted. Receipt of payment will not be forwarded.

F	Contact details

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding the slip below.

The directors reserve the right to make amendments to this form where appropriate.
Lodgement of Acceptance
If you are paying by Bpay®, you do not need to return the slip below. Your payment must be received by no later than 5.00pm (AEST) on 31 August 2010. Applicants should be aware that their own financial institution may implement earlier cut off times with regards to electronic payment, and should therefore take this into consideration when making payment. Ensure you have read and accurately followed your banking institution’s bpay FAQ or other instructions prior to making multiple payments for multiple holdings under this offer, it is the responsibility of the applicant to ensure the funds submitted through Bpay are received by this time.
If you are paying by cheque, bank draft or money order, the slip below must be received by Computers 10. You should allow sufficient time for this to occur. A reply paid envelope is enclosed for Shareholders in with cheque attached.
here Investor Services Pty Limited (CIS) Brisbane by no later than 5.00pm (AEST) on 31 August 2010 Australia. Overseas Shareholders will need to affix the appropriate postage. Return the slip below

Neither CIS nor the Company accepts any responsibility if you lodge the slip below at any other address or by any other means.
Privacy Statement
Personal information is collected on this form by CIS, as registrar for securities issuers (“the issuer”), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted bylaw. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or e-mail privacy@computershare.com.au
If you have any enquiries concerning this form or your entitlement, please contact CIS on 1300 552 270.
This form may not be used to notify your change of address. For information, please contact CIS on 1300 552 270 or www.computershare.com (Certificated/Issuer Sponsored Holders only).

CHESS holders must contact their Controlling Participant to notify a change of address.	® Registered to Bpay Pty Ltd abn 69 079 137 518	+
Payment Options:

Biller Code: 101584

Ref No: 1234 5678 9012 3456 78

Telephone & Internet Banking – BPAY

Call your bank, credit union or building society to make this payment from your cheque or savings account. More info:
www.bpay.com.au	By Mail Computershare Investor Services Pty Limited GPO Box 5240 Brisban, Queensland 4001 AUSTRALIA

Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra Qld 4076 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811 Web Site: www.metalstorm.com Email Address: msau@metalstorm.com
4 August 2010
000001
000           1301011221012102012221332120133322113
SAM
MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030
Dear Shareholder
New Metal Storm Limited Offer to raise up to A$3.1 million
You would recently have received a letter from Metal Storm regarding a proposed non-renounceable pro rata rights issue of ordinary shares and options in Metal Storm to eligible shareholders in Australia, New Zealand and Singapore to raise up to approximately A$3.0 million (First Offer).
Metal Storm has now withdrawn the First Offer and proposes to make an improved non-renounceable pro rata rights issue to eligible shareholders to raise up to approximately A$3.1 million (New Offer). The New Offer will not be underwritten.
The key information in connection with the New Offer and important dates are set out below for your reference:

Details of the New Offer	The New Offer is non-renounceable and is being undertaken on the basis of one new fully paid ordinary share (New Share) at an issue price of A$0.01 per share, together with three new options (New Option), for every four shares held.

Who will be eligible to participate?	The record date for determining shareholder entitlements is 7.00 pm (AEST) on 11 August 2010 (Record Date). Only shareholders with a registered address in Australia, New Zealand or Singapore at that time will be eligible to participate in the New Offer (Eligible Shareholders).

How will fractional entitlements be calculated?	Fractional entitlements to New Shares and New Options will be rounded up to the nearest whole number.

Will optionholders be eligible to participate?	Optionholders were notified on or about 3 August 2010 that they are required to exercise their options by the Record Date in order to be eligible to participate in the New Offer.

How many securities will be issued?	Metal Storm may allot up to approximately 305,311,549 New Shares and 915,934,647 New Options under the New Offer.

How will the New Shares be treated?	The New Shares issued will rank equally with existing shares in Metal Storm. Metal Storm has applied for quotation of all of the New Shares on ASX.

What are the terms of the New Options?	Each New Option will be exercisable for $0.015 within three years from the date of issue. Shares issued upon the exercise of New Options will rank equally with existing shares in Metal Storm. The New Options will not be quoted on ASX.

U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262

Metal Storm Limited

Can I apply for more than my entitlement?	Eligible Shareholders will be entitled to apply for New Shares in excess of their entitlement (Additional New Shares) at the same issue price of $0.01. If the New Offer is oversubscribed, applications for Additional New Shares may be scaled back in whole or part. Like the issue of New Options to Eligible Shareholders that subscribe for New Shares under the New Offer, Eligible Shareholders that apply for Additional New Shares will be issued three New Options for every Additional New Share allotted for no additional consideration.

Is the New Offer subject to a minimum amount of funds being raised?	No, the New Offer is not subject to a minimum amount of funds being raised. So long as the New Offer is not oversubscribed, the Company will accept all valid applications for New Shares and Additional New Shares in full.

What happens if there is a shortfall in subscriptions?	To the extent that there is a shortfall in subscriptions under the New Offer, the Directors reserve the right to allocate top up shares and options or place any shortfall at their discretion within three months of the closing date of the New Offer.

Is there a broker to the New Offer?	No.

Will brokers who lodge acceptances receive a handling fee?	There will be no handling fee payable to brokers for acceptances lodged by them on behalf of Eligible Shareholders.

What will the funds raised be used for?	The funds raised from the New Offer will be used by Metal Storm to provide working capital to:
•	continue the development of its current products;

•	develop systems under recent US Military contract awards; and

•	reduce its reliance on Metal Storm’s new equity line of credit with Dutchess Opportunity Fund II LP announced on 22 June 2010.

Further details will be provided in the prospectus to be sent to Eligible Shareholders.
The New Offer provides an equitable way for Metal Storm to raise funds from existing shareholders.
Full details of the New Offer are set out in a prospectus which was lodged with ASIC and released to ASX on or about 3 August 2010 and is expected to be despatched to Eligible Shareholders on or about 17 August 2010 (Prospectus).
The Prospectus is available on Metal Storm’s website (www.metalstorm.com) and on ASX’s company announcements platform (accessible at asx.com.au).

Metal Storm Limited
The important dates for the New Offer are:

Ex date — Shares trade without an entitlement to participate in the New Offer	5 August 2010

Record Date to determine entitlements (7.00 pm AEST)	11 August 2010

Anticipated date for despatch of the Prospectus and Entitlement and Acceptance Forms to Eligible Shareholders	17 August 2010

New Offer opens	17 August 2010

New Offer closes (5.00 pm AEST) — last date for lodgement of Entitlement and Acceptance Forms and payment in full	31 August 2010

New Shares quoted on a deferred settlement basis	1 September 2010

New Shares and New Options allotted	8 September 2010

Normal trading of New Shares commences on ASX	9 September 2010
Eligible Shareholders who wish to participate in the New Offer will need to use the Entitlement and Acceptance Form that accompanies the Prospectus in accordance with the instructions printed on that form. Eligible Shareholders should read the Prospectus carefully before deciding whether to participate in the New Offer.
Important notice to Ineligible Shareholders
Shareholders that are not Eligible Shareholders (Ineligible Shareholders) are not eligible to participate in the New Offer.
Metal Storm has determined that it is unreasonable to extend the New Offer to Ineligible Shareholders. Metal Storm made this decision after considering:
•	the cost of complying with legal and regulatory requirements outside Australia, New Zealand and Singapore;

•	the number of Ineligible Shareholders; and

•	the number and value of New Shares and New Options which could be offered to Ineligible Shareholders.
The securities to be issued under the New Offer have not and will not be registered under the United States Securities Act of 1933, as amended (US Securities Act), or the securities laws of any state or other jurisdiction of the United States and, in connection with the New Offer, may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as defined in Rule 902(k) under Regulation S of the US Securities Act).
Further information
For further information on the New Offer you should contact the Offer information line on 1300 552 270 (within Australia) or +61 3 9415 4000 (outside Australia).
Yours faithfully
Mr P R Wetzig
Company Secretary

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: August 24, 2010	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary